Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarter ended December 31, 2012

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

Currency of presentation and certain defined terms

In this Quarterly Report, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "" or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we", "us", "our", "Infosys" or the "company" shall mean Infosys Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars effected are based on the fixing rate in the City of Mumbai on December 31, 2012 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI, which was 55 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

TABLE OF CONTENTS

Part I - Financial Information
Item 1. Financial Statements

Unaudited Consolidated Balance Sheets
Unaudited Consolidated Statements of Comprehensive Income
Unaudited Consolidated Statements of Changes in Equity
Unaudited Consolidated Statements of Cash Flows
Notes to the Unaudited Consolidated Interim Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Item 3. Quantitative and Qualitative Disclosure about Market Risk Item 4. Controls and Procedures
Part II - Other Information

Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Item 3. Defaults upon Senior Securities
Item 4. Mine Safety Disclosures
Item 5. Other Information
Item 6. Exhibits

SIGNATURES EXHIBIT INDEX EXHIBIT 31.1 EXHIBIT 32.1 EXHIBIT 99.1

Part I – Financial Information

Item I. Financial Statements

Infosys Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of
(Dollars in millions except share data)
	Note	December 31, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	2.1	$2,740	$4,047
Available-for-sale financial assets	2.2	1,339	6
Investment in certificates of deposit		–	68
Trade receivables		1,266	1,156
Unbilled revenue		405	368
Prepayments and other current assets	2.4	335	300
Total current assets		6,085	5,945
Non-current assets
Property, plant and equipment	2.5	1,115	1,063
Goodwill	2.6	368	195
Intangible assets	2.6	72	34
Available-for-sale financial assets	2.2	2	2
Investment in government bonds	2.7	12	–
Deferred income tax assets	2.16	77	62
Income tax assets	2.16	191	204
Other non-current assets	2.4	33	32
Total non-current assets		1,870	1,592
Total assets		$7,955	$7,537
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	2.7	–	$9
Trade payables		13	5
Current income tax liabilities	2.16	227	207
Client deposits		12	3
Unearned revenue		146	107
Employee benefit obligations		109	98
Provisions	2.8	39	26
Other current liabilities	2.9	562	482
Total current liabilities		1,108	937
Non-current liabilities
Deferred income tax liabilities	2.16	16	2
Other non-current liabilities	2.9	18	22
Total liabilities		1,142	961
Equity
Share capital 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 and 571,396,401, net of 2,833,600 treasury shares each as of December 31, 2012 and March 31, 2012, respectively		64	64
Share premium		704	703
Retained earnings		7,223	6,509
Other components of equity		(1,178)	(700)
Total equity attributable to equity holders of the company		6,813	6,576
Non-controlling interests		–	–
Total equity		6,813	6,576
Total liabilities and equity		$7,955	$7,537
Commitments and contingent liabilities	2.5, 2.16 and 2.20
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Infosys Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income
(Dollars in millions except share and per equity share data)
	Note	Three months ended December 31,		Nine months ended December 31,
		2012	2011	2012	2011

Revenues		$1,911	$1,806	$5,460	$5,223
Cost of sales		1,203	1,030	3,376	3,077
Gross profit		708	776	2,084	2,146
Operating expenses:
Selling and marketing expenses		99	88	277	275
Administrative expenses		118	128	355	386
Total operating expenses		217	216	632	661
Operating profit		491	560	1,452	1,485
Other income, net	2.13	92	82	308	266
Profit before income taxes		583	642	1,760	1,751
Income tax expense	2.16	149	184	479	498
Net profit		$434	$458	$1,281	$1,253
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.16)		–	–	–	$(2)
Exchange differences on translating foreign operations		(250)	(442)	(478)	(1,004)
Total other comprehensive income		$(250)	$(442)	$(478)	$(1,006)

Total comprehensive income		$184	$16	$803	$247

Profit attributable to:
Owners of the company		$434	$458	$1,281	$1,253
Non-controlling interests		–	–	–	–
		$434	$458	$1,281	$1,253
Total comprehensive income attributable to:
Owners of the company		$184	$16	$803	$247
Non-controlling interests		–	–	–	–
		$184	$16	$803	$247

Earnings per equity share
Basic ($)		0.76	0.80	2.24	2.19
Diluted ($)		0.76	0.80	2.24	2.19
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		571,400,086	571,377,084	571,398,129	571,356,602
Diluted		571,400,417	571,396,560	571,399,018	571,394,949
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Infosys Limited and subsidiaries

Unaudited Consolidated Statements of Changes in Equity
(Dollars in millions except share data)
	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2011	571,317,959	$64	$702	$5,294	$62	$6,122
Changes in equity for the nine months ended December 31, 2011
Shares issued on exercise of employee stock options	67,558	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(501)	–	(501)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.16)	–	–	–	–	(2)	(2)
Net profit	–	–	–	1,253	–	1,253
Exchange differences on translating foreign operations	–	–	–	–	(1,004)	(1,004)
Balance as of December 31, 2011	571,385,517	$64	$703	$6,046	$(944)	$5,869
Balance as of April 1, 2012	571,396,401	$64	$703	$6,509	$(700)	$6,576
Changes in equity for the nine months ended December 31, 2012
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(567)	–	(567)
Net profit	–	–	–	1,281	–	1,281
Exchange differences on translating foreign operations	–	–	–	–	(478)	(478)
Balance as of December 31, 2012	571,402,566	$64	$704	$7,223	$(1,178)	$6,813
*excludes treasury shares of 2,833,600 held by consolidated trust
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Infosys Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows
(Dollars in millions)
	Note	Nine months ended
		December 31, 2012	December 31, 2011
Operating activities:
Net profit		$1,281	$1,253
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	150	146
Income on investments		(35)	(6)
Income tax expense	2.16	479	498
Other non cash item		1	1
Effect of exchange rate changes on assets and liabilities		5	–
Changes in working capital
Trade receivables		(158)	(291)
Prepayments and other assets		(37)	33
Unbilled revenue		(49)	(70)
Trade payables		2	(4)
Client deposits		9	(1)
Unearned revenue		44	11
Other liabilities and provisions		92	136
Cash generated from operations		1,784	1,706
Income taxes paid	2.16	(465)	(434)
Net cash provided by operating activities		1,319	1,272
Investing activities:
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.9	(267)	(186)
Payment on acquisition of intangible assets		(2)	(15)
Payment for acquisition of business, net of cash acquired		(206)	–
Loans to employees		(12)	(3)
Deposits placed with corporation		(9)	(16)
Income on available-for-sale financial assets		31	4
Investment in government bonds	2.7	(12)	–
Investment in certificates of deposit		–	(55)
Redemption of certificates of deposit		67	31
Investment in available-for-sale financial assets		(3,168)	(1,012)
Redemption of available-for-sale financial assets		1,831	1,015
Net cash used in investing activities		(1,747)	(237)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		1	1
Repayment of borrowings		(16)	–
Payment of dividends		(488)	(431)
Payment of corporate dividend tax		(79)	(70)
Net cash used in financing activities		(582)	(500)
Effect of exchange rate changes on cash and cash equivalents		(297)	(601)
Net increase/(decrease) in cash and cash equivalents		(1,010)	535
Cash and cash equivalents at the beginning	2.1	4,047	3,737
Cash and cash equivalents at the end	2.1	$2,740	$3,671
Supplementary information:
Restricted cash balance	2.1	$54	$51
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Notes to the Unaudited Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Consulting India Limited (Infosys Consulting India), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Lodestone) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

In June 2011, the name of the company was changed from “Infosys Technologies Limited” to “Infosys Limited,” following approval of the name change by the company’s board of directors, shareholders and the Indian regulatory authorities.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. As of December 12, 2012, the company’s American Depositary Shares representing equity shares are also listed on the New York Stock (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company’s unaudited consolidated interim financial statements were authorized for issue by the company’s Board of Directors on January 25, 2012.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012. Accounting policies have been applied consistently to all periods presented in these unaudited consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, investment in government bonds and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post-sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Lodestone are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation as permitted by law.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. A significant requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

a. whether it has control, joint control or significant influence over another entity; and
b. the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1, Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated financial statements.

2 Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Cash and bank deposits	$2,358	$3,746
Deposits with corporations	382	301
	$2,740	$4,047

Cash and cash equivalents as of December 31, 2012 and March 31, 2012 include restricted cash and bank balances of $54 million and $52 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Current accounts
ABN Amro Bank, China	$11	$8
ABN Amro Bank, China (U.S. dollar account)	–	1
Bank of America, USA	56	117
Bank of America, Mexico	1	1
Citi Banamex	1	–
Citibank N.A., Australia	18	17
Citibank N.A., Brazil	1	1
Citibank N.A, China	26	1
Citibank N.A, China (U.S. dollar account)	–	2
Citibank N.A, Dubai	1	–
Citibank N.A., Japan	3	2
Citibank N.A, Czech Republic	1	–
Citibank N.A, Czech Republic (Euro account)	–	1
Citibank N.A., New Zealand	2	2
Deutsche Bank, Belgium	1	1
Deutsche Bank, Czech Republic (U.S. dollar account)	1	1
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, Czech Republic (Euro account)	2	–
Deutsche Bank, France	–	1
Deutsche Bank, Germany	1	2
Deutsche Bank, India	13	2
Deutsche Bank, Netherlands	3	1
Deutsche Bank, Singapore	–	2
Deutsche Bank, Philippines	1	–
Deutsche Bank, Philippines (U.S. dollar account)	–	1
Deutsche Bank, Poland	1	–
Deutsche Bank, Switzerland (CHF account)	1	–
Deutsche Bank, United Kingdom	10	6
Deutsche Bank–EEFC, India (Euro account)	6	2
Deutsche Bank-EEFC, India (U.S. dollar account)	–	5
Deutsche Bank-EEFC, India (Swiss Franc account)	–	1
ICICI Bank, India	2	4
ICICI Bank-EEFC, India (U.S. dollar account)	–	6
ICICI Bank, India (USD account)	2	–
Nordbanken, Sweden	1	1
Royal Bank of Canada, Canada	5	1
Commonwealth Bank of Australia, Australia	1	1
Bank of New Zealand	1	3
State Bank of India	1	–
Pudong development bank, China	1	–
National Australia Bank Limited, Australia	–	1
Westpac, Australia (Australian dollar account)	1	–
UBS AG, Switzerland (U.S. dollar account)	1	–
UBS AG, Switzerland (Euro account)	1	–
Landbouwkrediet, Belgium (Euro account)	1	–
Commerzbank, Germany (Euro account)	3	–
Bank Zachodni WBK S.A	1	–
UBS AG, Switzerland (CHF account)	2	–
	$186	$195
Deposit accounts
Andhra Bank, India	$121	$100
Allahabad Bank, India	17	168
Axis Bank, India	196	158
Bank of America, Mexico	3	1
Bank of Baroda, India	364	341
Bank of India, India	223	295
Bank of Maharashtra, India	–	93
Bank of China, China	–	5
Canara Bank, India	156	317
Central Bank of India, India	169	148
Citibank N.A, Brazil	3	–
Citibank N.A., China	–	5
Corporation Bank, India	9	78
DBS Bank, India	–	8
Deutsche Bank, Poland	9	8
Federal Bank, India	–	4
HDFC Bank, India	–	267
HSBC Bank, United Kingdom	–	1
ICICI Bank, India	160	296
IDBI Bank, India	113	202
ING Vysya Bank, India	25	16
Indian Overseas Bank, India	40	118
Jammu and Kashmir Bank, India	5	5
Kotak Mahindra Bank, India	15	34
National Australia Bank Limited, Australia	–	13
Oriental Bank of Commerce, India	169	140
Punjab National Bank, India	131	258
Ratnakar Bank, India	1	1
State Bank of Hyderabad, India	91	114
State Bank of India, India	11	12
State Bank of Mysore, India	45	49
South Indian Bank, India	11	12
Syndicate Bank, India	–	108
Union Bank of India, India	34	118
Vijaya Bank, India	15	30
Yes Bank, India	36	28
	$2,172	$3,551
Deposits with corporations
HDFC Limited, India	$382	$301
	$382	$301
Total	$2,740	$4,047

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investments in liquid mutual fund units and unlisted equity securities are as follows:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Current
Liquid mutual fund units:
Cost and fair value	$1,339	$6

Unlisted equity securities:
Cost	–	–
Gross unrealised holding gains	2	2
Fair value	2	2

Total available-for-sale financial assets	$1,341	$8

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to $12 million, net of taxes and transaction costs.
As of December 31, 2012, the remaining 2,154,100 shares were fair valued at $2 million. The fair value of $2 million has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair values of the contingent consideration and its undiscounted value on the date of acquisition were $9 million and $15 million, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, in the event that McCamish signs a deal with a customer with total revenues of $100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration was estimated to be in the range between $14 million and $20 million. The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the three months ended September 30, 2012, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of $1 million and a deferred consideration of $1 million. Consequent to the transaction intangible assets of $1 million and goodwill of $1 million have been recorded.

During the three months ended September 30, 2012, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., the company conducted an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at $3 million and $4 million, respectively and the related liability no longer required was reversed in the statement of comprehensive income. The contingent consideration is estimated to be in the range between $4 million and $6 million.

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

The Company believes that this business acquisition will strengthen Infosys BPO’s capabilities and domain expertise in its sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:
(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$1	–	$1
Net current assets	4	–	4
Intangible assets-Customer contracts and relationships	–	8	8
Deferred tax liabilities on intangible assets	–	(2)	(2)
	5	6	11
Goodwill			30
Total purchase price			$41

The goodwill is not tax deductible.

The acquisition date fair value of the total consideration transferred is $41 million in cash.

The amount of trade receivables included in net current assets acquired from the above business acquisition was $8 million. As of December 31, 2012, the trade receivables have been fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of $1 million related to the acquisition have been included under cost of sales in the consolidated statement of comprehensive income.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million with up to $112 million of additional consideration, which the company refers to as deferred purchase price, payable to the selling shareholders of Lodestone who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

The company believes that this business acquisition will strengthen Infosys' consulting and systems integration (C&SI) capabilities and will enable Infosys to increase its global presence particularly in continental Europe, Latin America and Asia Pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been provisionally allocated based on Management’s estimates and independent appraisal of fair values as follows:
(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$5	–	$5
Net current assets	16	–	16
Deferred tax assets	5	(2)	3
Borrowings	(16)	–	(16)
Intangible assets - customer contracts and relationships	–	36	36
Intangible assets - brand	–	5	5
Deferred tax liabilities on Intangible assets	–	(10)	(10)
	10	29	39
Goodwill			180
Total purchase price			$219

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was $39 million. Based on the past experience, management expects the entire amount to be collected.

The revenue and net profit included in the consolidated statement of comprehensive income pertaining to Lodestone, from the date of acquisition was $39 million and $1 million, respectively. The estimated approximate revenue, net profit and net profit per share of the Group, had the acquisition occurred on March 31, 2012, would have been $5,598 million, $1,280 million and $2.24 per share, respectively.

The identified intangible customer contracts are being amortized over a period of two years and the customer relationships are being amortized over a period of ten years, whereas the identified intangible brand is being amortized over a period of two years, which are management's estimates of the useful lives of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:
(Dollars in millions)
Particulars	Consideration settled
Fair value of total consideration
Cash consideration	$219
Total	$219

As per the share purchase agreement approximately $112 million of deferred purchase price, is payable to the selling shareholders of Lodestone who will be continuously employed or otherwise engaged by the Group during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to selling shareholders  being in continuous employment with the group during this three year period. The deferred purchase price is treated as post acquisition employee remuneration expense as per IFRS 3R. For the period from the closing of the acquisition to December 31, 2012, a post-acquisition employee remuneration expense of $4 million has been recorded in cost of sales in the statement of comprehensive income.
The transaction costs of $2 million related to the acquisition have been included under administrative expense in the statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Current
Rental deposits	$4	$3
Security deposits with service providers	6	7
Loans and advances to employees	40	32
Prepaid expenses (1)	24	10
Interest accrued and not due	8	8
Withholding taxes (1)	142	134
Deposit with corporation	102	97
Advance payments to vendors for supply of goods (1)	6	7
Other assets	3	2
	$335	$300
Non-current
Loans and advances to employees	$3	$1
Security deposits with service providers	6	6
Deposit with corporation	7	11
Prepaid gratuity and other benefits (1)	7	3
Prepaid expenses (1)	2	3
Rental Deposits	8	8
	$33	$32
	$368	$332
Financial assets in prepayments and other assets	$187	$175
(1)Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2012:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of October 1, 2012	$141	$772	$259	$320	$157	$2	$228	$1,879
Additions through business combinations	–	–	–	2	5	3	–	10
Additions	7	4	7	30	4	–	56	108
Deletions	(1)	–	–	(2)	–	–	–	(3)
Translation difference	(6)	(30)	(9)	(12)	(4)	–	(9)	(70)
Gross Carrying value as of December 31, 2012	141	746	257	338	162	5	275	1,924
Accumulated depreciation as of October 1, 2012	–	(257)	(172)	(241)	(111)	(1)	–	(782)
Accumulated depreciation on business combinations	–	–	–	(1)	(2)	(2)	–	(5)
Depreciation	–	(13)	(11)	(19)	(8)	–	–	(51)
Accumulated depreciation on deletions	–	–	–	2	–	–	–	2
Translation difference	–	10	6	8	3	–	–	27
Accumulated depreciation as of December 31, 2012	–	(260)	(177)	(251)	(118)	(3)	–	(809)
Carrying value as of October 1, 2012	$141	$515	$87	$79	$46	$1	$228	$1,097
Carrying value as of December 31, 2012	$141	$486	$80	$87	$44	$2	$275	$1,115

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2011:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in progress	Total
Gross Carrying value as of October 1, 2011	$118	$758	$276	$297	$170	$2	$162	$1,783
Additions	1	6	8	14	3	–	19	51
Deletions	–	–	–	–	–	–	–	–
Translation difference	(9)	(59)	(22)	(21)	(11)	–	(12)	(134)
Gross Carrying value as of December 31, 2011	110	705	262	290	162	2	169	1,700
Accumulated depreciation as of October 1, 2011	–	(225)	(176)	(243)	(112)	(1)	–	(757)
Depreciation	–	(12)	(11)	(13)	(8)	–	–	(44)
Accumulated depreciation on deletions	–	–	–	–	–	–	–	–
Translation difference	–	18	13	17	8	–	–	56
Accumulated depreciation as of December 31, 2011	–	(219)	(174)	(239)	(112)	(1)	–	(745)
Carrying value as of October 1, 2011	$118	$533	$100	$54	$58	$1	$162	$1,026
Carrying value as of December 31, 2011	$110	$486	$88	$51	$50	$1	$169	$955

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2012:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2012	$140	$760	$246	$273	$151	$2	$203	$1,775
Additions through business combinations	–	–	–	2	5	3	–	10
Additions	13	43	27	85	16	–	87	271
Deletions	(1)	–	–	(2)	–	–	–	(3)
Translation difference	(11)	(57)	(16)	(20)	(10)	–	(15)	(129)
Gross Carrying value as of December 31, 2012	141	746	257	338	162	5	275	1,924
Accumulated depreciation as of April 1, 2012	–	(241)	(156)	(214)	(100)	(1)	–	(712)
Accumulated depreciation on business combinations	–	–	–	(1)	(2)	(2)	–	(5)
Depreciation	–	(37)	(33)	(52)	(23)	–	–	(145)
Accumulated depreciation on deletions	–	–	–	2	–	–	–	2
Translation difference	–	18	12	14	7	–	–	51
Accumulated depreciation as of December 31, 2012	–	(260)	(177)	(251)	(118)	(3)	–	(809)
Carrying value as of April 1, 2012	$140	$519	$90	$59	$51	$1	$203	$1,063
Carrying value as of December 31, 2012	$141	$486	$80	$87	$44	$2	$275	$1,115

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2011:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross Carrying value as of April 1, 2011	$124	$813	$288	$299	$173	$1	$118	$1,816
Additions	7	25	22	41	15	–	78	188
Deletions	–	–	–	(3)	–	–	–	(3)
Translation difference	(21)	(133)	(48)	(47)	(26)	1	(27)	(301)
Gross Carrying value as of December 31, 2011	110	705	262	290	162	2	169	1700
Accumulated depreciation as of April 1, 2011	–	(219)	(166)	(240)	(105)	–	–	(730)

Depreciation	–	(39)	(38)	(41)	(25)	(1)	–	(144)
Accumulated depreciation on deletions	–	–	–	3	–	–	–	3
Translation difference	–	39	30	39	18	–	–	126
Accumulated depreciation as of December 31, 2011	–	(219)	(174)	(239)	(112)	(1)	–	(745)
Carrying value as of April 1, 2011	$124	$594	$122	$59	$68	$1	$118	$1,086
Carrying value as of December 31, 2011	$110	$486	$88	$51	$50	$1	$169	$955

The depreciation expense for the three months and nine months ended December 31, 2012, and December 31, 2011 is included in cost of sales in the consolidated statement of comprehensive income

Carrying value of land includes $52 million and $56 million as of December 31, 2012 and March 31, 2012, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $282 million and $205 million as of December 31, 2012 and March 31, 2012, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Carrying value at the beginning	$195	$185
Goodwill recognized on Lodestone acquisition (Refer note 2.3)	180	–
Goodwill recognized on Seabury & Smith acquisition (Refer note 2.3)	1	–
Goodwill recognized on Portland acquisition (Refer note 2.3)	–	30
Translation differences	(8)	(20)
Carrying value at the end	$368	$195

During the quarter ended June 30, 2011, the company internally reorganized its business to increase its client focus. Consequent to the internal reorganization, there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19). Accordingly, the goodwill has been allocated to the new operating segments, which is represented through groups of CGU’s as at December 31, 2012 and March 31, 2012.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGUs, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.
(Dollars in millions)
Segment	As of
	December 31, 2012	March 31, 2012
Financial services and insurance (FSI)	$106	$85
Manufacturing enterprises (MFG)	81	22
Energy, utilities and telecommunication services (ECS)	50	28
Retail, logistics, consumer product group, life sciences enterprises (RCL)	131	60
Total	$368	$195

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s, which are aggregated at the ‘Financial services and insurance’ segment level.

The entire goodwill relating to Lodestone acquisition has been allocated to the groups of CGU‘s which are aggregated at the entity‘s operating segment level

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2012, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2012:
(Dollars in millions)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	$28	$6	$4	$2	$11	–	–	$51
Additions through business combinations (Refer to note 2.3)	36	–	–	–	–	5	–	41
Additions	1	–	–	–	–	–	2	3
Translation differences	(2)	–	–	–	–	–	–	(2)
Gross carrying value as of December 31, 2012	63	6	4	2	11	5	2	93
Accumulated amortization as of April 1, 2012	11	3	1	2	–	–	–	17
Amortization expense	3	1	1	–	–	–	–	5
Translation differences	(1)	–	–	–	–	–	–	(1)
Accumulated amortization as of December 31, 2012	13	4	2	2	–	–	–	21
Carrying value as of April 1, 2012	$17	$3	$3	–	$11	–	–	$34
Carrying value as of December 31, 2012	$50	$2	$2	–	$11	$5	$2	$72

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2012:
(Dollars in millions)
	Customer related	Software related	Sub-contracting right related	Intellectual property rights related	Land use rights related	Total
Gross carrying value as of April 1, 2011	$20	$3	–	$2	–	$25
Additions through business combinations (Refer to note 2.3)	8	–	–	–	–	8
Additions	–	3	4	–	11	18
Translation differences	–	–	–	–	–	–
Gross carrying value as of March 31, 2012	28	6	4	2	11	51
Accumulated amortization as of April 1, 2011	9	3	–	2	–	14
Amortization expense	2	–	1		–	3
Translation differences					–	–
Accumulated amortization as of March 31, 2012	11	3	1	2	–	17
Carrying value as of April 1, 2011	$11	–	–	–	–	$11
Carrying value as of March 31, 2012	$17	$3	$3	–	$11	$34

The subcontracting rights, recognized consequent to the subcontracting agreement with Telecom‘s Gen-I division, are being amortized over a period of three years, being the management‘s estimate of its useful life. The value of subcontracting rights on initial recognition was $4 million. As of December 31, 2012, the subcontracting rights have a remaining amortization period of approximately two years.

The land use rights acquired by Infosys Shanghai are being amortized over the initial term of 50 years. Further, the government grant received for the land use right is also being amortized over the initial term of 50 years. The value of land use rights on initial recognition was $11 million. As of December 31, 2012, the land use rights have a remaining amortization period of approximately 49 years.

The intangible asset on account of software purchase recognized by Infosys is amortized over a period of five years, being the management‘s estimate of useful life of such intangible assets. The value of the software on initial recognition was $3 million. As of December 31, 2012, this intangible asset has a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. However, during fiscal 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of December 31, 2012, the customer contracts have a remaining amortization period of approximately two years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. As of December 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately six years.

The intangible computer software platform recognized at the time of the McCamish acquisition having a useful life of four months, being management’s estimate of the useful life of the asset, based on the life over which economic benefits were expected to be realized, was fully amortized in fiscal 2010.

The intangible customer contracts and relationships of $8 million, recognized at the time of the Portland acquisition are being amortized over a period of ten years, being management‘s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of December 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately nine years.

The intangible customer contracts and relationships of $1 million, recognized pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., are being amortized over a period of five years, which  is the  management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of December 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately five years.

The intangible customer contracts recognized at the time of the Lodestone acquisition are being amortized over a period of two years, the identified customer relationships are being amortized over a period of ten years and the identified intangible brand is being amortized over a period of two years, which are management's estimates of the useful lives of the assets.

The aggregate amortization expense included in cost of sales, for the three months ended December 31, 2012 and December 31, 2011 was $3 million and $1 million, respectively, and for the nine months ended December 31, 2012 and December 31, 2011 was $5 million and $2 million, respectively.

Research and development expense recognized in net profit in the statement of comprehensive income, for the three months ended December 31, 2012 and December 31, 2011 was $45 million and $32 million, respectively, and for the nine months ended December 31, 2012 and December 31, 2011 was $129 million and $102 million, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of December 31, 2012 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$2,740	–	–	–	$2,740
Available-for-sale financial assets (Refer Note 2.2)	–	–	1,341	–	1,341
Investment in government bonds	12	–	–	–	12
Trade receivables	1,266	–	–	–	1,266
Unbilled revenue	405	–	–	–	405
Prepayments and other assets (Refer Note 2.4)	187	–	–	–	187
Total	$4,610	–	$1,341	–	$5,951
Liabilities:
Trade payables	–	–	–	$13	$13
Client deposits	–	–	–	12	12
Employee benefit obligations	–	–	–	109	109
Other liabilities (Refer Note 2.9)	–	–	–	422	422
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	3	3
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	5	5
Total	–	–	–	$564	$564

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$4,047	–	–	–	$4,047
Available-for-sale financial assets (Refer Note 2.2)	–	–	8	–	8
Investment in certificates of deposit	68	–	–	–	68
Trade receivables	1,156	–	–	–	1,156
Unbilled revenue	368	–	–	–	368
Prepayments and other assets (Refer Note 2.4)	175	–	–	–	175
Total	$5,814	–	$8	–	$5,822
Liabilities:
Derivative financial instruments	–	$9	–	–	$9
Trade payables	–	–	–	5	5
Client deposits	–	–	–	3	3
Employee benefit obligations	–	–	–	98	98
Other liabilities (Refer Note 2.9)	–	–	–	384	384
Liability towards acquisition of business on a discounted basis (Refer Note 2.9)	–	–	–	11	11
Total	–	$9	–	$501	$510

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:
(Dollars in millions)
	As of December 31, 2012	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$1,339	$1,339	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$2	–	$2	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:
(Dollars in millions)
	As of March 31, 2012	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$6	$6	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$2	–	$2	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	$9	–	$9	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Interest income on deposits and certificates of deposit (Refer Note 2.13)	$71	$83	$238	$258
Income from available-for-sale financial assets (Refer Note 2.13)	16	2	32	5
	$87	$85	$270	$263

Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts:
 (In millions)
	As of
	December 31, 2012	March 31, 2012
Forward contracts
In U.S. dollars	886	729
In Euro	54	38
In United Kingdom Pound Sterling	55	22
In Australian dollars	55	23
Option contracts
In U.S. dollars	–	50

The company recognized a loss on derivative financial instruments of $28 million and $53 million for the three months ended December 31, 2012 and December 31, 2011 respectively and a loss on derivative financial instruments of $23 million and $102 million for the nine months ended December 31, 2012 and December 31, 2011, respectively, which are included under other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Not later than one month	$192	$68
Later than one month and not later than three months	402	155
Later than three months and not later than one year	509	666
	$1,103	$889

Financial risk management

Financial risk factors

The company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the company is foreign exchange risk. The company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the Indian rupee appreciates/ depreciates against these currencies.

 The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Aggregate amount of outstanding forward and option contracts	$1,103	$889
Gains / (losses) on outstanding forward and option contracts	–	$(9)

The outstanding foreign exchange forward and option contracts as of December 31, 2012 and March 31, 2012, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of December 31, 2012:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$72	$22	$10	$20	$71	$195
Trade receivables	813	157	107	85	54	1,216
Unbilled revenue	235	50	31	19	29	364
Other assets	102	6	11	3	27	149
Trade payables	(1)	(4)	–	–	(6)	(11)
Client deposits	(8)	(3)	–	–	(1)	(12)
Accrued expenses	(90)	(15)	–	(5)	(19)	(129)
Employee benefit obligations	(39)	(7)	(7)	(13)	(13)	(79)
Other liabilities	(161)	(57)	3	(7)	(23)	(245)
Net assets / (liabilities)	$923	$149	$155	$102	$119	$1,448

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$137	$11	$7	$16	$32	$203
Trade receivables	770	116	110	78	47	1,121
Unbilled revenue	201	59	24	12	31	327
Other assets	128	4	5	–	22	159
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(3)	–	–	–	–	(3)
Accrued expenses	(85)	(8)	–	(1)	(13)	(107)
Employee benefit obligations	(38)	–	–	(1)	(18)	(57)
Other liabilities	(242)	(49)	(1)	(5)	(17)	(314)
Net assets / (liabilities)	$868	$133	$145	$99	$82	$1,327

For the three months ended December 31, 2012 and December 31, 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's operating margins by approximately 0.6% and 0.6%, respectively.

For the nine months ended December 31, 2012 and December 31, 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's operating margins by approximately 0.6% and 0.6%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,266 million and $1,156 million as of December 31, 2012 and March 31, 2012, respectively and unbilled revenue amounting to $405 million and $368 million as of December 31, 2012 and March 31, 2012, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Revenue from top customer	3.6	4.1	3.9	4.4
Revenue from top five customers	14.6	15.1	15.4	15.2

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets, investment in certificates of deposit and investments in government bonds are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in government bonds represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $892 million and $838 million as of December 31, 2012 and March 31, 2012, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of $1 million and less than $1 million as of December 31, 2012 and March 31, 2012.

The company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $18 million and $17 million as of December 31, 2012 and March 31, 2012, respectively, that are past due, is given below:
(Dollars in millions)
	As of
Period (in days)	December 31, 2012	March 31, 2012
Less than 30	$218	$218
31 – 60	63	37
61 – 90	32	37
More than 90	61	26
	$374	$318

The reversal of provisions for doubtful accounts receivable for the three months ended December 31, 2012 was $2 million and provision for doubtful accounts receivable for the three months ended December 31, 2011 was $5 million.  The provisions for doubtful accounts receivable for the nine months ended December 31, 2012 and December 31, 2011 was $5 million and $14 million, respectively.

The movement in the provisions for doubtful accounts receivable is as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2012	2011	2012	2011	2012
Balance at the beginning	$21	$21	$17	$19	$19
Translation differences	–	–	(1)	(3)	(3)
Provisions for doubtful accounts receivable	(2)	5	5	14	14
Trade receivables written off	(1)	(8)	(3)	(12)	(13)
Balance at the end	$18	$18	$18	$18	$17

Liquidity risk

As of December 31, 2012, the company had a working capital of $4,977 million including cash and cash equivalents of $2,740 million and available-for-sale financial assets of $1,339 million. As of March 31, 2012, the company had a working capital of $5,008 million including cash and cash equivalents of $4,047 million, available-for-sale financial assets of $6 million and investments in certificates of deposit of $68 million.

As of December 31, 2012 and March 31, 2012, the outstanding employee benefit obligations were $109 million and $98 million, respectively, which have been fully funded. Further, as of December 31, 2012 and March 31, 2012, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of December 31, 2012:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$13	–	–	–	$13
Client deposits	$12	–	–	–	$12
Other liabilities (Refer Note 2.9)	$418	$3	$1	–	$422
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	$1	$3	–	$4
Liability towards other acquisitions (Refer Note 2.9)	$1	–	$4	–	$5

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2012:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$5	–	–	–	$5
Client deposits	$3	–	–	–	$3
Other liabilities (Refer Note 2.9)	$381	$3	–	–	$384
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.9)	$1	$2	$10	$2	$15

As of December 31, 2012 and March 31, 2012, the company had outstanding financial guarantees of $4 million each towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the company’s knowledge there has been no breach of any term of the lease agreement as of December 31, 2012 and March 31, 2012.

2.8 Provisions

Provisions comprise the following:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Provision for post sales client support	$39	$26

Provision for post sales client support represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
 (Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2012	2011	2012	2011	2012
Balance at the beginning	$40	$20	$26	$20	$20
Translation differences	(1)	(2)	1	(5)	(3)
Provision recognized/(reversed)	–	10	13	15	13
Provision utilized	–	(1)	(1)	(3)	(4)
Balance at the end	$39	$27	$39	$27	$26

Provision for post sales client support for the three months and nine months ended December 31, 2012 and December 31, 2011 is included in cost of sales in the consolidated statement of comprehensive income.

2.9 Other liabilities

Other liabilities comprise the following:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Current
Accrued compensation to employees	$125	$127
Accrued expenses	250	213
Withholding taxes payable (1)	142	100
Retainage	12	10
Unamortized negative past service cost (Refer Note 2.11.1) (1)	1	1
Liabilities of controlled trusts	27	29
Liability towards acquisition of business (Refer Note 2.3)	1	-
Others	4	2
	$562	$482
Non-current
Liability towards acquisition of business (Refer Note 2.3)	$7	$11
Accrued expenses	–	1
Unamortized negative past service cost (Refer Note 2.11.1) (1)	2	3
Incentive accruals	4	2
Deferred income - government grant on land use rights (Refer Note 2.6) (1)	5	5
	$18	$22
	$580	$504
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	$422	$384
Financial liability towards McCamish acquisition on a discounted basis	$3	$11
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	$4	$15
Financial liability towards other acquisitions (Refer Note 2.3)	$5	–
(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Employee benefit costs (Refer Note 2.11.4)	$1,065	$942	$3,015	$2,856
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	54	45	150	146
Travelling costs	72	57	210	179
Consultancy and professional charges	25	33	71	79
Rates and taxes	3	3	11	9
Cost of software packages	39	27	86	71
Third party items bought for service delivery to clients	9	6	20	27
Communication costs	19	15	50	42
Cost of technical sub-contractors	75	42	190	113
Consumables	–	2	3	4
Power and fuel	10	9	30	29
Repairs and maintenance	23	22	67	69
Commission	1	1	5	4
Branding and marketing expenses	7	7	19	20
Provision for post-sales client support (Refer Note 2.8)	–	10	13	15
Provisions for doubtful accounts receivable (Refer Note 2.7)	(2)	5	5	14
Operating lease payments (Refer Note 2.14)	13	11	35	30
Postage and courier	1	–	2	2
Printing and stationery	1	–	2	2
Insurance charges	2	2	6	6
Donations	–	2	2	5
Recruitment and training	1	–	1	–
Others	2	5	15	16
Total cost of sales, selling and marketing expenses and administrative expenses	$1,420	$1,246	$4,008	$3,738

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as of December 31, 2012, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Change in benefit obligations
Benefit obligations at the beginning	$118	$108	$72	$52	$56
Service cost	32	33	39	17	11
Interest cost	5	8	5	4	3
Actuarial losses/(gains)	(5)	(1)	4	(1)	–
Benefits paid	(12)	(14)	(14)	(8)	(5)
Curtailment	(10)	–	–	–	–
Translation differences	(9)	(16)	2	8	(13)
Benefit obligations at the end	$119	$118	$108	$72	$52
Change in plan assets
Fair value of plan assets at the beginning	$121	$108	$73	$52	$59
Expected return on plan assets	8	10	8	5	4
Actuarial (losses)/gains	1	–	–	–	–
Employer contributions	17	32	40	14	7
Benefits paid	(12)	(14)	(14)	(8)	(5)
Translation differences	(9)	(15)	1	10	(13)
Fair value of plan assets at the end	$126	$121	$108	$73	$52
Funded status	$7	$3	–	$1	–
Prepaid benefit	$7	$3	–	$1	–

Net gratuity cost for the three months and nine months ended December 31, 2012 and December 31, 2011 comprises the following components:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Service cost	$13	$6	$32	$27
Interest cost	1	2	5	6
Expected return on plan assets	(3)	(3)	(8)	(8)
Actuarial (gains)/loss	2	(2)	(6)	(3)
Curtailment	(10)	–	(10)	–
Plan amendments – past service cost	–	(1)	–	(1)
Net gratuity cost	$3	$2	$13	$21

Effective December 1, 2012, the company has aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of $10 million, which has been recognized in the statement of profit and loss account for the quarter ended December 31, 2012.

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	$3	$2	$12	$19
Selling and marketing expenses	–	–	1	1
Administrative expenses	–	–	–	1
	$3	$2	$13	$21

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $3 million and $4 million as of December 31, 2012 and March 31, 2012, respectively, has been included under other current and other non-current liabilities.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2012, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009 are set out below:

	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Discount rate	8.1%	8.6%	8.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and nine months ended December 31, 2012 and December 31, 2011 are set out below:

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Discount rate	8.6%	8.0%	8.6%	8.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	9.5%	9.5%	9.5%	9.5%

The following are the assumptions used to determine the benefit obligations:

Discount rate
In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations

Weighted average rate of increase in compensation levels
The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases

Rate of return on plan assets	Rate of return is the average yield of the portfolio in which our plan assets are invested over a tenure equivalent to the entire life of the related obligation.
Attrition rate	Attrition rate considered is the management’s estimate, based on the past long-term trend of employee turnover in the Company

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months and nine months ended December 31, 2012 and December 31, 2011 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The company contributes all ascertained liabilities towards gratuity to the Infosys Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. As of December 31, 2012 and March 31, 2012, the plan assets have been primarily invested in government securities.

Actual return on assets for the three months ended December 31, 2012 and December 31, 2011 was $3 million and $2 million, respectively and for the nine months ended December 31, 2012 and December 31, 2011 was $9 million and $8 million, respectively.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute $6 million to the gratuity trusts during the remainder of fiscal 2013.

2.11.2 Superannuation

The company contributed $9 million and $7 million to the superannuation plan during each of the three months ended December 31, 2012 and December 31, 2011, respectively and $24 million and $22 million during each of the nine months ended December 31, 2012 and December 31, 2011, respectively. Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	$8	$6	$21	$19
Selling and marketing expenses	1	1	2	2
Administrative expenses	–	–	1	1
	$9	$7	$24	$22

2.11.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at December 31, 2012, March 31, 2012, March 31, 2011, March 31, 2010, and March 31, 2009, respectively.

The details of fund and plan asset position are given below:
(Dollars in millions)
Particulars	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009
Plan assets at period end, at fair value	$392	$357	$354	$288	$197
Present value of benefit obligation at period end	$392	$357	$354	$288	$197
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	December 31, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Government of India (GOI) bond yield	8.1%	8.6%	8.0%	7.8%	7.0%
Remaining term of maturity	8 years	8 years	7 years	7 years	6 years
Expected guaranteed interest rate	8.3%	8.3%	9.5%	8.5%	8.5%

The company contributed $12 million each to the provident fund during the three months ended December 31, 2012 and December 31, 2011, respectively, and $36 million and $37 million during the nine months ended December 31, 2012 and December 31, 2011, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	$11	$11	$32	$33
Selling and marketing expenses	1	1	3	3
Administrative expenses	–	–	1	1
	$12	$12	$36	$37

2.11.4 Employee benefit costs include:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Salaries and bonus	$1,042	$922	$2,942	$2,777
Defined contribution plans	10	8	28	25
Defined benefit plans	13	12	45	54
	$1,065	$942	$3,015	$2,856

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the consolidated statement of comprehensive income:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Cost of sales	$948	$839	$2,693	$2,524
Selling and marketing expenses	80	68	216	213
Administrative expenses	37	35	106	119
	$1,065	$942	$3,015	$2,856

2.12 Equity

Share capital and share premium

The company has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of December 31, 2012 and March 31, 2012.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2012, the company had only one class of equity shares and had no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the nine months ended December 31, 2012 and December 31, 2011 was $0.86 (47.00) and $0.76 (35.00), respectively. The amount of per share dividend recognized as distribution to equity shareholders for the nine months ended December 31, 2012 included a final dividend of $0.40 (22.00) per equity share, a special dividend of $0.18 (10.00) per equity share, representing the tenth year in operation for  Infosys BPO and an interim dividend of $0.28 (15.00). The amount of per share dividend recognized as distribution to equity shareholders for the nine months ended December 31, 2011 included a final dividend of $0.45 (20.00) per equity share and an interim dividend of $0.31 (15.00) per equity share,

2.12.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount that would be distributed to the shareholders in the event of liquidation of the company would be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

As of December 31, 2012 and March 31, 2012, the company had Nil and 11,683 shares reserved for issue under the employee stock option plans, respectively.

2.13 Other income

Other income consists of the following:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Interest income on deposits and certificates of deposit	$71	$83	$238	$258
Exchange gains/ (losses) on forward and options contracts	(28)	(53)	(23)	(102)
Exchange gains/ (losses) on translation of other assets and liabilities	30	49	48	102
Income from available-for-sale financial assets/ investments	16	2	32	5
Others	3	1	13	3
	$92	$82	$308	$266

2.14 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $13 million and $11 million for the three months ended December 31, 2012 and December 31, 2011, respectively, and $35 million and $30 million for the nine months ended December 31, 2012 and December 31, 2011, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Within one year of the balance sheet date	$38	$31
Due in a period between one year and five years	$78	$55
Due after five years	$26	$15

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors.and through the Infosys Limited Employees’ Welfare Trust (the Trust).The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the nine months ended December 31, 2012 and December 31, 2011 are set out below.

	Nine months ended December 31, 2012		Nine months ended December 31, 2011
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	–	–	50,070	$15
Forfeited and expired	–	–	(480)	$18
Exercised	–	–	(46,420)	$15
Outstanding at the end	–	–	3,170	$17
Exercisable at the end			3,170	$17
1999 Plan:
Outstanding at the beginning	11,683	$42	48,720	$22
Forfeited and expired	(5,518)	$39	(7,064)	$9
Exercised	(6,165)	$39	(21,138)	$11
Outstanding at the end	–	–	20,518	$30
Exercisable at the end	–	–	16,263	$28

The weighted average share price of options exercised under the 1998 Plan during the nine months ended December 31, 2012 and December 31, 2011 were Nil and $58.50, respectively. The weighted average share price of options exercised under the 1999 Plan during the nine months ended December 31, 2012 and December 31, 2011 were $43.37 and $55.79, respectively.

The following tables summarize the information about share options outstanding and exercisable as of December 31, 2012 and March 31, 2012 under the 1999 Plan. There are no share options outstanding under the 1998 Plan as of December 31, 2012 and March 31, 2012.

	Options outstanding as of December 31, 2012			Options exercisable as of December 31, 2012
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1999 Plan:
16-53	–	–	–	–	–	–
	–	–	–	–	–	–

	Options outstanding as of March 31, 2012			Options exercisable as of March 31, 2012
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1999 Plan:
16-53	11,683	0.71	$42	7,429	0.71	$42
	11,683	0.71	$42	7,429	0.71	$42

The share-based compensation recorded for each of the three months and nine months ended December 31, 2012 and December 31, 2011 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Current taxes
Domestic taxes	$148	$233	$428	$464
Foreign taxes	20	(63)	71	28
	168	170	$499	492
Deferred taxes
Domestic taxes	(16)	1	(21)	(4)
Foreign taxes	(3)	13	1	10
	(19)	14	(20)	6
Income tax expense	$149	$184	$479	$498

The entire deferred income tax for the three months and nine months ended December 31, 2012 and December 31, 2011 relates to origination and reversal of temporary differences.

A deferred tax liability of Nil and $1 million relating to an available-for-sale financial asset has been recognized in other comprehensive income during the three months and nine months ended December 31, 2011, respectively.

The company, as an Indian resident, is required to pay taxes in India on the company’s entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961, which taxes are reflected as domestic taxes. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. The geographical segment disclosures on revenue in note 2.19.2 are solely based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.19.2.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Profit before income taxes	$583	$642	$1,760	$1,751
Enacted tax rates in India	32.45%	32.45%	32.45%	32.45%
Computed expected tax expense	189	$208	571	568
Tax effect due to non-taxable income for Indian tax purposes	(61)	(37)	(148)	(135)
Overseas taxes	16	14	53	64
Tax reversals, overseas and domestic	(3)	(20)	(5)	(20)
Effect of exempt income	(6)	–	(13)	(1)
Effect of unrecognized deferred tax assets	6	3	12	6
Effect of differential overseas tax rates	(1)	(2)	(1)	(3)
Effect of non-deductible expenses	1	1	2	3
Taxes on dividend received from subsidiary	1	–	2	–
Temporary difference related to branch profits	–	13	–	13
Others	7	4	6	3
Income tax expense	$149	$184	$479	$498

The applicable Indian statutory tax rate for fiscal 2013 and fiscal 2012 is 32.45%.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday was available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, had extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of the company’s pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in income tax expense of $61 million and $37 million for the three months ended December 31, 2012 and December 31, 2011, respectively, and $148 million and $135 million, for the nine months ended December 31, 2012 and December 31, 2011, respectively, compared to the effective tax amounts that the company estimates it would have been required to pay if these incentives had not been available. The per share effect of these tax incentives is $0.11 and $0.06 for the three months ended December 31, 2012 and December 31, 2011, respectively, and $0.26 and $0.24 for the nine months ended December 31, 2012 and December 31, 2011, respectively.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2012, Infosys' U.S. branch net assets amounted to approximately $658 million. As of December 31, 2012, the company has provided for branch profit tax of $53 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $375 million and $316 million as of December 31, 2012 and March 31, 2012, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months and nine months ended December 31, 2012 and December 31, 2011 is as follows:
 (Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Net current income tax asset/ (liability) at the beginning	$(42)	$(19)	$(3)	$(18)
Additions through business combination	(2)	–	(2)	–
Translation differences	5	(4)	3	56
Income tax paid	171	173	465	434
Current income tax expense (Refer Note 2.16)	(168)	(170)	(499)	(492)
Net current income tax asset/ (liability) at the end	$(36)	$(20)	$(36)	$(20)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(Dollars in millions)
	As of
	December 31, 2012	March 31, 2012
Deferred income tax assets
Property, plant and equipment	$59	$58
Minimum alternate tax credit carry-forwards	7	11
Computer software	8	7
Trade receivables	3	4
Compensated absences	25	25
Accrued compensation to employees	5	6
Accumulated losses	4	–
Others	16	5
Total deferred income tax assets	$127	$116
Deferred income tax liabilities
Temporary difference related to branch profits	$(53)	$(53)
Intangible assets	(13)	(3)
Total deferred income tax liabilities	$(66)	$(56)

Deferred income tax assets to be recovered after 12 months	$103	$89
Deferred income tax assets to be recovered within 12 months	24	27
Total deferred income tax assets	$127	$116
Deferred income tax liability to be settled after 12 months	$(38)	$(42)
Deferred income tax liability to be settled within 12 months	(28)	(14)
Total deferred income tax liabilities	$(66)	$(56)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and nine months ended December 31, 2012 and December 31, 2011 is as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Net deferred income tax asset at the beginning	$57	$83	$60	$70
Additions through business combination (Refer Note 2.3)	(7)	–	(7)	–
Translation differences	(8)	(8)	(12)	(4)
Credits relating to temporary differences	19	(14)	20	(6)
Temporary difference on available-for-sale financial asset	–	–	–	1
Net deferred income tax asset at the end	$61	$61	$61	$61

The credits relating to temporary differences during the three months and nine months ended December 31, 2012 and December 31, 2011 are primarily on account of amortization of computer software, property, plant and equipment, accumulated losses and other provisions which are not tax-deductible in the current year.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) had been extended to income in respect of which a deduction could be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also. Consequent to the enacted changes, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of $7 million and $11 million has been recognized on the balance sheet of the company as of December 31, 2012 and March 31, 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian income tax authorities for payments of additional taxes totalling $214 million, including interest of $62 million upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax (Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December31,
	2012	2011	2012	2011
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,400,086	571,377,084	571,398,129	571,356,602
Effect of dilutive common equivalent shares - share options outstanding	331	19,476	889	38,347
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,400,417	571,396,560	571,399,018	571,394,949
(1) Excludes treasury shares

For the three months and nine months ended December 31, 2012 and December 31, 2011 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	December 31, 2012	March 31, 2012
Infosys BPO	India	99.98%	99.98%
Infosys Australia(8)	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc(1)	U.S.A	–	–
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai	China	100%	100%
McCamish Systems LLC(2) (Refer Note 2.3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd(2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (2)(4) (Refer Note 2.3)	Australia	99.98%	99.98%
Lodestone Holding AG(5)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc (6)	Canada	100%	–
Lodestone Management Consultants Inc. (6)	U.S.A	100%	–
Lodestone Management Consultants Pty Limited (6)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (6)(8)	Thailand	100%	–
Lodestone Management Consultants AG (6)	Switzerland	100%	–
Lodestone Augmentis AG (6)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (6)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	–
Lodestone Management Consultants SAS (6)	France	100%	–
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (6)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (6)	China	100%	–
Lodestone Management Consultants Ltd. (6)	UK	100%	–
Lodestone Management Consultants B.V. (6)	Netherlands	100%	–
Lodestone Management Consultants Ltda.(7)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	–

(1)	On October 7, 2011, the board of directors of Infosys Consulting Inc. approved the termination and winding down of the entity, and entered into an assignment and assumption agreement with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc. were transferred to Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd.
(5)	On October 22, 2012, Infosys acquired 100% of the voting interest in Lodestone Holding AG.
(6)	Wholly owned subsidiary of Lodestone Holding AG acquired on October 22, 2012.
(7)	Majority owned and controlled subsidiary of Lodestone Holding AG acquired on October 22, 2012.
(8)	Under liquidation.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Controlled Trust
Infosys Science Foundation	India	Controlled Trust

Refer Note 2.11 for information on transactions relating to post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Salaries and other employee benefits	$1	$3	$7	$7

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing end-to-end business solutions that enable clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective the quarter ended June 30, 2011, the company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Industry segments
(Dollars in millions)
Three months ended December 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	$644	$415	$392	$460	$1,911
Identifiable operating expenses	286	198	166	196	846
Allocated expenses	171	115	107	127	520
Segment profit	187	102	119	137	545
Unallocable expenses					54
Operating profit					491
Other income, net					92
Profit before income taxes					583
Income tax expense					149
Net profit					$434
Depreciation and amortization					$54
Non-cash expenses other than depreciation and amortization					–

Three months ended December 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	$637	$369	$382	$418	$1,806
Identifiable operating expenses	261	156	156	165	738
Allocated expenses	156	96	102	109	463
Segment profit	220	117	124	144	605
Unallocable expenses					45
Operating profit					560
Other income, net					82
Profit before income taxes					642
Income tax expense					184
Net profit					$458
Depreciation and amortization					$45
Non-cash expenses other than depreciation and amortization					–

Nine months ended December 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	$1,850	$1,198	$1,105	$1,307	$5,460
Identifiable operating expenses	817	554	507	556	2,434
Allocated expenses	472	316	290	345	1,423
Segment profit	561	328	308	406	1,603
Unallocable expenses					151
Operating profit					1,452
Other income, net					308
Profit before income taxes					1,760
Income tax expense					479
Net profit					$1,281
Depreciation and amortization					$150
Non-cash expenses other than depreciation and amortization					$1

Nine months ended December 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	$1,846	$1,061	$1,119	$1,197	$5,223
Identifiable operating expenses	795	468	462	499	2,224
Allocated expenses	467	282	299	319	1,367
Segment profit	584	311	358	379	1,632
Unallocable expenses					147
Operating profit					1,485
Other income, net					266
Profit before income taxes					1,751
Income tax expense					498
Net profit					$1,253
Depreciation and amortization					$146
Non-cash expenses other than depreciation and amortization					$1

2.19.2 Geographic segments
(Dollars in millions)
Three months ended December 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	$1,165	$459	$43	$244	$1,911
Identifiable operating expenses	523	199	20	104	846
Allocated expenses	322	125	10	63	520
Segment profit	320	135	13	77	545
Unallocable expenses					54
Operating profit					491
Other income, net					92
Profit before income taxes					583
Income tax expense					149
Net profit					$434
Depreciation and amortization					$54
Non-cash expenses other than depreciation and amortization					–

Three months ended December 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	$1,151	$408	$37	$210	$1,806
Identifiable operating expenses	469	172	20	77	738
Allocated expenses	300	104	8	51	463
Segment profit	382	132	9	82	605
Unallocable expenses					45
Operating profit					560
Other income, net					82
Profit before income taxes					642
Income tax expenses					184
Net profit					$458
Depreciation and amortization					$45
Non-cash expenses other than depreciation and amortization					–

Nine months ended December 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	$3,435	$1,228	$107	$690	$5,460
Identifiable operating expenses	1,507	562	65	300	2,434
Allocated expenses	904	321	25	173	1,423
Segment profit	1,024	345	17	217	1,603
Unallocable expenses					151
Operating profit					1,452
Other income, net					308
Profit before income taxes					1,760
Income tax expense					479
Net profit					$1,281
Depreciation and amortization					$150
Non-cash expenses other than depreciation and amortization					$1

Nine months ended December 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	$3,364	$1,123	$119	$617	$5,223
Identifiable operating expenses	1,421	498	60	245	2,224
Allocated expenses	895	294	27	151	1,367
Segment profit	1,048	331	32	221	1,632
Unallocable expenses					147
Operating profit					1,485
Other income, net					266
Profit before income taxes					1,751
Income tax expense					498
Net profit					$1,253
Depreciation and amortization					$146
Non-cash expenses other than depreciation and amortization					$1

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2012 and December 31, 2011.

2.20 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company is complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that its and certain of its employees are targets of the investigation. The company is engaged in discussions with the U.S. Attorney’s Office regarding this matter; however, it cannot predict the outcome of the discussions with the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company has been advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and the government may seek to impose fines and penalties on the company in connection with such alleged errors. At this time, the company cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of the company’s Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and the company remains in discussions with the U.S. Attorney’s Office regarding these matters, the company is unable to make an estimate of the amount or range of loss that it expects to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions which limit any visa program that the company utilizes, or imposes sanctions, fines or penalties on the company or its employees, this could materially and adversely affect the company’s business and results of operations.

In addition, the company is subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled 'Risk Factors' and elsewhere in this Quarterly Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading global technology services company that provides business consulting, technology, engineering and outsourcing services. In addition, we offer software products for clients in the banking industry.

Our professionals deliver high quality solutions by leveraging our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model also allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. We believe that because the effective use of offshore technology services may offer lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and the availability of skilled IT professionals. Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore technology service providers in India.

We were founded in 1981 and are headquartered in Bangalore, India. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offerings in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

On December 12, 2012, we listed our ADSs, and our ADSs began trading, on the New York Stock (NYSE), following our voluntary delisting from the NASDAQ Global Select Market on December 11, 2012.

At our Annual General Meeting held on June 9, 2012, our shareholders approved a final dividend of $0.58 (32.00) per equity share, including a special dividend of $0.18 (10.00) per equity share, which in the aggregate resulted in a cash outflow of $382 million, inclusive of corporate dividend tax of $53 million.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group PTY Ltd, a strategic sourcing and category management services provider based in Australia. This business acquisition was conducted by entering into a share sale agreement for a cash consideration of $41 million.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million , with up to $112 million of additional consideration payable to the selling shareholders of Lodestone who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition

The following table sets forth our revenues, net profit, earnings per equity share for the nine months ended December 31, 2012 and fiscal 2012, and number of employees as at December 31, 2012 and March 31, 2012:
(Dollars in millions except share data)
	Nine months ended December 31, 2012	Fiscal 2012
Revenues	$5,460	$6,994
Net profit	$1,281	$1,716
Earnings per equity share (Basic)	$2.24	$3.00
Earnings per equity share (Diluted)	$2.24	$3.00
Approximate number of employees at the end of the period	155,600	150,000

Our revenue growth was attributable to a number of factors, including an increase in the size and number of projects executed for clients, as well as an expansion in the solutions that we provide to our clients. We added 179 new customers (gross) (including 36 clients from Lodestone) during the nine months ended December 31, 2012 as compared to 172 during fiscal 2012. For the nine months ended December 31, 2012 and fiscal 2012, 98.2% and 97.8%, respectively, of our revenues came from repeat business, which we define as revenue from a client  that also contributed to our revenue during the prior fiscal year.

Our business is designed to enable us to seamlessly deliver our onsite and offshore capabilities using a distributed project management methodology, which we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies.

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.0% and 4.6% of our total revenues for the nine months ended December 31, 2012 and fiscal 2012, respectively.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-time frame arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete, so individual rates are not negotiated.

Cost of Sales

Cost of sales represented 61.8% and 58.9% of total revenues for the nine months ended December 31, 2012 and fiscal 2012, respectively. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, third party items bought for service delivery to clients, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party items bought for service delivery to clients are expensed on acceptance of delivery by the client. For the nine months ended December 31, 2012 and fiscal 2012, the share-based compensation expense was nil. Amortization expense for the nine months ended December 31, 2012 and fiscal 2012 included under cost of sales was $5 million and $3 million, respectively.

We typically assume full project management responsibility for each project that we undertake. Approximately 73.5% and 72.8% of the total billed person-months for our services during the nine months ended December 31, 2012 and fiscal 2012, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or at a global development center located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. We intend to hire more local employees in many of the overseas markets in which we operate, which could decrease our gross profits due to increased wage and hiring costs. Additionally, any increase in work performed at client sites or global development centers located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the nine months ended December 31, 2012 and fiscal 2012, approximately 5.6% and 3.9%, respectively, of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 20-29 week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.1% and 5.2% of total revenues for the nine months ended December 31, 2012 and fiscal 2012, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. For the nine months ended December 31, 2012 and fiscal 2012, the share-based compensation expense was nil. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 6.5% and 7.1% of total revenues for the nine months ended December 31, 2012 and fiscal 2012, respectively. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. For the nine months ended December 31, 2012 and fiscal 2012, the share-based compensation expense was nil.

Other Income

Other income includes interest income, income from certificates of deposit, income from available-for-sale financial assets, marked to market gains / (losses) on foreign exchange forward and option contracts and foreign currency exchange gains / (losses) on translation of other assets and liabilities. During the nine months ended December 31, 2012, the interest income on deposits and certificates of deposit was $238 million and income from available-for-sale financial assets / investments was $32 million. During the nine months ended December 31, 2012, we also recorded a foreign exchange loss of $23 million on forwards and option contracts and a foreign exchange gain of $48 million on translation of other assets and liabilities. For fiscal 2012, the interest income on deposits and certificates of deposit was $374 million and income from available-for-sale financial assets / investments was $6 million. In fiscal 2012, we also recorded a foreign exchange gain of $70 million on translation of other assets and liabilities partially offset by a foreign exchange loss of $57 million on forward and options contracts.

Functional Currency and Foreign Exchange

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Lodestone are the respective local currencies. The consolidated financial statements included in this Quarterly Report are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies of foreign operations to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in other comprehensive income and presented as currency translation reserves under other components of equity.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to India, and either:
  sell it to an authorized dealer for Rupees within seven days from the date of receipt of the foreign currency;
  retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or
  use it for discharge of debt or liabilities denominated in foreign currency.
The RBI on May 10, 2012, mandated that in respect of all future foreign exchange earnings, 50% of the balances in the EEFC account should be converted into Indian rupee balances and credited to the Indian rupee accounts.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operating cost for our overseas branch. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to Indian rupees to fund operations and expansion activities in India.

Our failure to comply with RBI regulations could result in RBI enforcement actions against us.

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

We benefit from the tax incentives the Government of India gives to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP Tax Holiday was available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever was earlier. The Indian Government through the Finance Act, 2009 had extended the tax holiday for the STP units until March 31, 2011. The tax holidays for all of our STP units expired by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for the five years thereafter. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $148 million and $202 million for the nine months ended December 31, 2012 and fiscal 2012, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the nine months ended December 31, 2012 and fiscal 2012 was $0.26 and $0.35, respectively.

Further, as a result of such tax incentives our effective tax rate for the nine months ended December 31, 2012 and fiscal 2012 was 27.2% and 28.8%, respectively. The decrease in the effective tax rate to 27.2% for the nine months ended December 31, 2012 was attributable to an increase in revenue from SEZ units and a reduction in taxes on other income.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under section 10A of the Income Tax Act for STP units. Further, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also. Consequently, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred tax asset of $7 million and $11 million has been recognized on the balance sheet as of December 31, 2012 and March 31, 2012, respectively, which can be carried forward for a period of ten years from the year of recognition.

In addition, the Finance Act, 2011, which became effective April 1, 2011, extended MAT to SEZ operating and SEZ developer units also, which means that income in respect of which a deduction may be claimed under section 10AA or 80IAB of the Income Tax Act has to be included in book profits for computing MAT liability. With the growth of our business in SEZ units, we may be required to compute our tax liability under MAT in future years.

We, as an Indian resident, are required to pay taxes in India on the entire global income in accordance with Section 5 of the Indian Income Tax Act, 1961, which is reflected as domestic taxes. The geographical segment disclosures on revenue in note 2.19.2 of Item 1 of this Quarterly Report are based on the location of customers and do not reflect the geographies where the actual delivery or revenue-related efforts occur. The income on which domestic taxes are imposed are not restricted to the income generated from the “India” geographic segment. As such, amounts applicable to domestic income taxes and foreign income taxes will not necessarily correlate to the proportion of revenue generated from India and other geographical segments as per the geographic segment disclosure set forth in note 2.19.2 of Item 1 of this Quarterly Report.

Results for the three months ended December 31, 2012 compared to the three months ended December 31, 2011

Revenues

The following table sets forth the growth in our revenues for the three months ended December 31, 2012 over the corresponding period in 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Revenues	$1,911	$,1806	$105	5.8%

Revenues increased across most of the segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as manufacturing (MFG) and retail, logistics, consumer products group, life sciences and health care enterprises (RCL) and also as a result of the addition of clients from the Lodestone acquisition.

Effective as of the quarter ended June 30, 2011, we reorganized our business to increase our client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19, Segment reporting, of Item 1 of this Quarterly Report).

The following table sets forth our revenues by industry segments for the three months ended December 31, 2012 and December 31, 2011:

	Percentage of Revenues
	Three months ended
Industry Segments	December 31, 2012	December 31, 2011
Financial services and insurance (FSI)	33.7%	35.3%
Manufacturing enterprises (MFG)	21.7%	20.4%
Energy, utilities and telecommunication services (ECS)	20.5%	21.2%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	24.1%	23.1%

During the three months ended December 31, 2012, the U.S. dollar depreciated against a majority of the currencies in which we transact business. The U.S. dollar depreciated by 2.5% and 2.0% against the United Kingdom Pound Sterling and the Australian dollar, respectively and appreciated against the Euro by 3.7% as compared to the average rate during the three months ended December 31, 2011.

There were significant currency movements during the three months ended December 31, 2012. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during the three months ended December 31, 2012 in comparison to the three months ended December 31, 2011, our revenues in constant currency terms for the three months ended December 31, 2012 would have been lower by $1 million at $1,910 million compared to our reported revenues of $1,911 million. The following table sets forth our revenues by industry segments for the three months ended December 31, 2012, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the three months ended December 31, 2012 in comparison to the three months ended December 31, 2011, in constant currency terms:

Industry Segments	Three months ended December 31, 2012
Financial services and insurance (FSI)	$641
Manufacturing enterprises (MFG)	$417
Energy, utilities and telecommunication services (ECS)	$391
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	$461

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for the three months ended December 31, 2012 and December 31, 2011 (refer note 2.19.1 under Item 1 of this Quarterly Report):

Industry Segments	Three months ended
	December 31, 2012	December 31, 2011
Financial services and insurance (FSI)	29.0%	34.5%
Manufacturing enterprises (MFG)	24.6%	31.7%
Energy, utilities and telecommunication services (ECS)	30.4%	32.5%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	29.8%	34.4%

The decline in the industry segment profit as a percentage of industry segment revenue for the FSI and MFG segments during the three months ended December 31, 2012 as compared to the three months ended December 31, 2011 were primarily due to an increase in the offshore wages of our employees, effective October 2012 and cost of technical sub-contractors.

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centers outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for the three months ended December 31, 2012 and December 31, 2011:

	Percentage of revenues
	Three months ended
	December 31, 2012	December 31, 2011
Onsite	51.4%	49.5%
Offshore	48.6%	50.5%

The services performed onsite typically generate higher revenues per-capita but at lower gross margins in percentage as compared to the services performed at our own facilities in India. The table below sets forth details of billable hours expended for onsite and offshore for the three months ended December 31, 2012 and December 31, 2011:

	Three months ended
	December 31, 2012	December 31, 2011
Onsite	24.6%	24.8%
Offshore	75.4%	75.2%

Revenues from services represented 96.1% of total revenues for the three months ended December 31, 2012 as compared to 95.2% for the three months ended December 31, 2011. Sales of our software products represented 3.9% of total revenues for the three months ended December 31, 2012 as compared to 4.8% for the three months ended December 31, 2011.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the three months ended December 31, 2012 and December 31, 2011:

	Percentage of total services revenues
	Three months ended
	December 31, 2012	December 31, 2011
Fixed-price, fixed-time frame contracts	41.3%	40.9%
Time-and-materials contracts	58.7%	59.1%

The following table sets forth our revenues by geographic segments for the three months ended December 31, 2012 and December 31, 2011:

	Percentage of revenues
	Three months ended
Geographic Segments	December 31, 2012	December 31, 2011
North America	61.0%	63.7%
Europe	24.0%	22.6%
India	2.2%	2.1%
Rest of the World	12.8%	11.6%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during the three months ended December 31, 2012. The following table sets forth our revenues by geographic segments for the three months ended December 31, 2012, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the three months ended December 31, 2012 in comparison to the three months ended December 31, 2011, in constant currency terms:

Geographic Segments	Three months ended December 31, 2012
North America	$1,165
Europe	$461
India	$43
Rest of the World	$241

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for the three months ended December 31, 2012 and December 31, 2011 (refer to note 2.19.2 under Item 1 of this Quarterly Report):

Geographic Segments	Three months ended,
	December 31, 2012	December 31, 2011
North America	27.5%	33.2%
Europe	29.4%	32.4%
India	30.2%	24.3%
Rest of the World	31.6%	39.0%

The decline in geographic segment profit as a percentage of geographic segment revenue in the North America ad Rest of the World geographic segments during the three months ended December 31, 2012 as compared to the three months ended December 31, 2011 was primarily due to an increase in the offshore wages of our employees, effective October 2012 and cost of technical sub-contractors.

During the three months ended December 31, 2012, the total billed person-months for our services other than business process management grew by 7.1% compared to the three months ended December 31, 2011. The onsite and offshore billed person-months growth for our services other than business process management were 8.4% and 6.6% during the three months ended December 31, 2012 compared to the three months ended December 31, 2011. During the three months ended December 31, 2012 there was a 4.5% decrease in offshore revenue productivity, and 0.3% increase in the onsite revenue productivity for the three months ended December 31, 2012, when compared to the three months ended December 31, 2011. On a blended basis, the revenue productivity decreased by 1.5% during the three months ended December 31, 2012 when compared to the three months ended December 31, 2011.

Cost of sales

The following table sets forth our cost of sales for the three months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Cost of sales	$1,203	$1,030	$173	16.8%
As a percentage of revenues	63.0%	57.0%

(Dollars in millions)
	Three months ended		Change
	December 31, 2012	December 31, 2011
Employee benefit costs	$948	$839	$109
Depreciation and amortization	54	45	9
Travelling costs	58	40	18
Cost of technical sub-contractors	75	42	33
Cost of Software packages for own use	39	27	12
Third party items bought for service delivery to clients	9	6	3
Operating lease payments	8	7	1
Consumables	–	2	(2)
Communication costs	7	6	1
Repairs and maintenance	4	4	–
Provision for post-sales client support	–	10	(10)
Other expenses	1	2	(1)
Total	$1,203	$1,030	$173

The increase in cost of sales during the three months ended December 31, 2012 from the three months ended December 31, 2011 was attributable primarily to an increase in our employee benefit costs, cost of technical sub-contractors, travelling costs and the cost of software packages for own use. The increase in employee benefit costs during the three months ended December 31, 2012 from the three months ended December 31, 2011 was due to an increase in employees, excluding sales and support personnel, from 137,200 as of December 31, 2011 to 146,300 as of December 31, 2012 which was partially offset by lower accruals of performance- linked bonuses. Further, in October  2012, the offshore wages of our employees increased on an average by 6%,. The increase in cost of technical sub-contractors was due to increased engagement of technical sub-contractors to meet certain skill requirements in large projects. The increase in travelling costs during the three months ended December 31, 2012 from the three months ended December 31, 2011 was due to an overall increase in business and increased spending for visas. The increase in the cost of software packages for own use during the three months ended December 31, 2012 from the three months ended December 31, 2011 was to the result of an overall increase in the volume of our business.

Gross profit

The following table sets forth our gross profit for the three months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Gross profit	$708	$776	$(68)	(8.8)%
As a percentage of revenues	37.0%	43.0%

The decrease in gross profit during the three months ended December 31, 2012 from the three months ended December 31, 2011 was attributable to a 6% increase in cost of sales as a percentage of revenue.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Three months ended
	December 31, 2012	December 31, 2011
Including trainees	69.0%	69.7%
Excluding trainees	72.3%	78.7%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for the three months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Selling and marketing expenses	$99	$88	$11	12.5%
As a percentage of revenues	5.2%	4.9%

(Dollars in millions)
	Three months ended		Change
	December 31, 2012	December 31, 2011
Employee benefit costs	$80	$68	12
Travelling costs	7	9	(2)
Branding and marketing	6	6	–
Operating lease payments	2	2	–
Commission	2	1	1
Consultancy and professional charges	2	1	1
Communication Costs	1	1	–
Other expenses	(1)	–	(1)
Total	$99	$88	$11

The increase in selling and marketing expenses during the three months ended December 31, 2012 from the three months ended December 31, 2011 was attributable primarily to an increase in our employee benefit costs. The increase in employee benefit costs during the three months ended December 31, 2012 from the three months ended December 31, 2011 was due to an increase in employees in sales and marketing from 1,100 as of December 31, 2011 to 1,223 as of December 31, 2012. Further, as of October 2012, the offshore wages of our employees increased on an average by 6%.

Administrative expenses

The following table sets forth our administrative expenses for the three months ended December 31, 2012 and December 31, 2011:

 (Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Administrative expenses	$118	$128	$(10)	(7.8)%
As a percentage of revenues	6.2%	7.1%

(Dollars in millions)
	Three months ended		Change
	December 31, 2012	December 31, 2011
Employee benefit costs	$37	$35	$2
Consultancy and professional charges	24	32	(8)
Office maintenance	16	15	1
Repairs and maintenance	3	3	–
Power and fuel	10	9	1
Communication costs	11	8	3
Travelling costs	7	8	(1)
Rates and taxes	3	3	–
Operating lease payments	3	2	1
Insurance charges	2	2	–
Postage and courier	1	–	1
Printing and stationery	1	–	1
Provisions for doubtful accounts receivable	(2)	5	(7)
Donations	–	5	(5)
Other expenses	2	1	1
Total	$118	$128	$(10)

The consultancy and professional charges for the three months ended December 31, 2012 was high primarily due to an increase in hiring charges of employees as well as increased legal charges during that quarter. The movement in provision for doubtful accounts receivable was on account of higher collections during this quarter.

Operating profit

The following table sets forth our operating profit for the three months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Operating profit	$491	$560	$(69)	(12.3)%
As a percentage of revenues	25.7%	31.0%

The decrease in operating profit as a percentage of revenues for the three months ended December 31, 2012 from the three months ended December 31, 2011 was attributable to a 6% decrease in gross profit as a percentage of revenue and a 0.3% increase in selling and marketing expenses as a percentage of revenue partially offset by a 0.9% decrease in administrative expenses as a percentage of revenue.

Other income

The following table sets forth our other income for the three months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Other income, net	$92	$82	$10	12.2%

Other income for the three months ended December 31, 2012 includes interest income on deposits and certificates of deposit of $71 million, foreign exchange gain of $30 million on translation of other assets and liabilities, income from available-for-sale financial assets/investments of $16 million and miscellaneous income of $3 million, partially offset by a foreign exchange loss of $28 million on forward and options contracts. Other income for the three months ended December 31, 2011 includes interest income on deposits and certificates of deposit of $83 million, foreign exchange loss of $53 million on forward and option contracts, partially offset by foreign exchange gain of $49 million on translation of other assets and liabilities,

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the three months ended December 31, 2012 and December 31, 2011 were denominated:

Currency	Percentage of Revenues
	Three months ended
	December 31, 2012	December 31, 2011
U.S. dollar	69.8%	71.9%
United Kingdom Pound Sterling	6.2%	6.7%
Euro	9.6%	8.2%
Australian dollar	8.3%	7.1%
Others	6.1%	6.1%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended December 31, 2012 and December 31, 2011:

	Three months ended		Appreciation / (Depreciation) in percentage
	December 31, 2012()	December 31, 2011()
Average exchange rate during the period:
U.S. dollar	54.55	51.37	(6.2)%
United Kingdom Pound Sterling	87.91	80.79	(8.8)%
Euro	71.13	69.1	(2.9)%
Australian dollar	56.72	52.25	(8.6)%

	Three months ended
	December 31, 2012 ()	December 31, 2011 ()
Exchange rate at the beginning of the period:
U.S. dollar	52.86	48.98
United Kingdom Pound Sterling	85.69	76.64
Euro	68.37	66.80
Australian dollar	55.15	48.22
Exchange rate at the end of the period:
U.S. dollar	55.00	53.11
United Kingdom Pound Sterling	88.92	82.00
Euro	72.51	68.67
Australian dollar	57.07	53.94
Appreciation / (Depreciation) of the Indian rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(4.0)%	(8.4%)
United Kingdom Pound Sterling	(3.8)%	(7.0%)
Euro	(6.1)%	(2.8%)
Australian dollar	(3.5)%	(11.9%)

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended December 31, 2012 and December 31, 2011:

	Three months ended		Appreciation / (Depreciation) in percentage
	December 31, 2012($)	December 31, 2011($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.61	1.57	(2.5)%
Euro	1.30	1.35	3.7%
Australian dollar	1.04	1.02	(2.0)%

	Three months ended
	December 31, 2012 ($)	December 31, 2011 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.62	1.56
Euro	1.29	1.36
Australian dollar	1.04	0.98
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.62	1.54
Euro	1.32	1.29
Australian dollar	1.04	1.02
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	0.0%	1.3%
Euro	(2.3)%	5.1%
Australian dollar	0.0%	(4.1%)

For the three months ended December 31, 2012, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.6%. The exchange rate between the Indian rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future.

We have recorded a loss of $28 million and $53 million for the three months ended December 31, 2012 and December 31, 2011, respectively, on account of foreign exchange forward and option contracts, which are included in foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for the three months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Income tax expense	$149	$184	$(35)	(19.0)%
Effective tax rate	25.6%	28.7%

The decrease in the effective tax rate to 25.6% for the three months ended December 31, 2012 was attributable to an increase in revenue from SEZ units.

Net profit

The following table sets forth our net profit for the three months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Three months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Net profit	$434	$458	$(24)	(5.2)%
As a percentage of revenues	22.7%	25.4%

The decrease in net profit as a percentage of revenues for the three months ended December 31, 2012 from the three months ended December 31, 2011 was attributable to a 5.3% decrease in operating profit as a percentage of revenue partially offset by a 12.2% increase in other income and a decrease of 3.1% in the effective tax rate.

Results for the nine months ended December 31, 2012 compared to the nine months ended December 31, 2011

Revenues

The following table sets forth the growth in our revenues for the nine months ended December 31, 2012 over the corresponding period in 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Revenues	$5,460	$5,223	$237	4.5%

Revenues increased across almost all segments of our business.  The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as Manufacturing enterprise (MFG) and Retail, logistics, consumer product group, life sciences and health care enterprises (RCL).

Effective as of the quarter ended June 30, 2011, we reorganized our business to increase our client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.19, Segment reporting, of Item 1 of this Quarterly Report).

The following table sets forth our revenues by industry segments for the nine months ended December 31, 2012 and December 31, 2011:

	Percentage of Revenues
	Nine months ended
Industry Segments	December 31, 2012	December 31, 2011
Financial services and insurance (FSI)	33.9%	35.4%
Manufacturing enterprises (MFG)	22.0%	20.3%
Energy, utilities and telecommunication services (ECS)	20.2%	21.4%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	23.9%	22.9%

During the nine months ended December 31, 2012, the U.S. dollar appreciated against a majority of the currencies in which we transact business. The U.S. dollar appreciated by 0.6%, 8.6% and 1.0% against the United Kingdom Pound Sterling, Euro and Australian dollar respectively as compared to the average rate during the nine months ended December 31, 2011.

There were significant currency movements during the nine months ended December 31, 2012. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during the nine months ended December 31, 2012 in comparison to the nine months ended December 31, 2011, our revenues in constant currency terms for the nine months ended December 31, 2012 would have been higher by $55 million at $5,515 million compared to our reported revenues of $5,460 million, resulting in a growth of 5.6% as against a reported growth of 4.5%. The following table sets forth our revenues by industry segments for the nine months ended December 31, 2012, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the nine months ended December 31, 2012 in comparison to the nine months ended December 31, 2011, in constant currency terms:

Industry Segments	Nine months ended December 31, 2012
Financial services and insurance (FSI)	$1,862
Manufacturing enterprises (MFG)	$1,217
Energy, utilities and telecommunication services (ECS)	$1,117
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	$1,319

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for the nine months ended December 31, 2012 and December 31 2011 (refer note 2.19.1 under Item 1 of this Quarterly Report):

Industry Segments	Nine months ended
	December 31, 2012	December 31, 2011
Financial services and insurance (FSI)	30.3%	31.6%
Manufacturing enterprises (MFG)	27.4%	29.3%
Energy, utilities and telecommunication services (ECS)	27.9%	32.0%
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	31.1%	31.7%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centers outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for the nine months ended December 31, 2012 and December 31, 2011:

	Percentage of revenues
	Nine months ended
	December 31, 2012	December 31, 2011
Onsite	50.6%	50.0%
Offshore	49.4%	50.0%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. The table below sets forth details of billable hours expended for onsite and offshore for the nine months ended December 31, 2012 and December 31, 2011:

	Nine months ended
	December 31, 2012	December 31, 2011
Onsite	24.5%	25.1%
Offshore	75.5%	74.9%

Revenues from services represented 96.0% of total revenues for the nine months ended December 31, 2012 as compared to 95.4% for the nine months ended December 31, 2011. Sales of our software products represented 4.0% of total revenues for the nine months ended December 31, 2012 as compared to 4.6% for the nine months ended December 31, 2011.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the nine months ended December 31, 2012 and December 31, 2011:

	Percentage of total services revenues
	Nine months ended
	December 31, 2012	December 31, 2011
Fixed-price, fixed-time frame contracts	39.9%	39.2%
Time-and-materials contracts	60.1%	60.8%

The following table sets forth our revenues by geographic segments for the nine months ended December 31, 2012 and December 31, 2011:

	Percentage of revenues
	Nine months ended December 31
Geographic Segments	2012	2011
North America	62.9%	64.4%
Europe	22.5%	21.5%
India	2.0%	2.3%
Rest of the World	12.6%	11.8%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during the nine months ended December 31, 2012. The following table sets forth our revenues by geographic segments for the nine months ended December 31, 2012, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the nine months ended December 31, 2012 in comparison to the nine months ended December 31, 2011, in constant currency terms:

Geographic Segments	Nine months ended December 31, 2012
North America	$3,437
Europe	$1,273
India	$107
Rest of the World	$698

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for the nine months ended December 31, 2012 and December 31, 2011 (refer to note 2.19.2 under Item 1 of this Quarterly Report):

Geographic Segments	Nine months ended,
	December 31, 2012	December 31, 2011
North America	29.8%	31.2%
Europe	28.1%	29.5%
India	15.9%	26.9%
Rest of the World	31.4%	35.8%

The decline in geographic segment profit as a percentage of geographic segment revenue in the India geographic segment during the nine months ended December 31, 2012 as compared to the nine months ended December 31, 2011 was primarily due to contingency loss provisions booked on certain large complex system integration projects and an increase in the offshore wages of our employees, effective October 2012.

During the nine months ended December 31, 2012, the total billed person-months for our services other than business process management grew by 8.1% compared to the nine months ended December 31, 2011. The onsite and offshore billed person-months growth for our services other than business process management were 6.9% and 8.7% during the nine months ended December 31, 2012 compared to the nine months ended December 31, 2011. During the nine months ended December 31, 2012 there was a 5.0% decrease in offshore revenue productivity, and 1.8% decrease in the onsite revenue productivity for the nine months ended December 31, 2012, when compared to the nine months ended December 31, 2011. On a blended basis, the revenue productivity decreased by 3.6% during the nine months ended December 31, 2012 when compared to the nine months ended December 31, 2011.

Cost of sales

The following table sets forth our cost of sales for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Cost of sales	$3,376	$3,077	$299	9.7%
As a percentage of revenues	61.8%	58.9%

(Dollars in millions)
	Nine months ended		Change
	December 31, 2012	December 31, 2011
Employee benefit costs	$2,693	$2,524	$169
Depreciation and amortization	150	146	4
Travelling costs	164	127	37
Cost of technical sub-contractors	190	113	77
Cost of Software packages for own use	86	71	15
Third party items bought for service delivery to clients	20	27	(7)
Operating lease payments	22	19	3
Consumables	3	4	(1)
Communication costs	17	14	3
Repairs and maintenance	11	10	1
Provision for post-sales client support	13	15	(2)
Other expenses	7	7	–
Total	$3,376	$3,077	$299

The increase in cost of sales during the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was attributable primarily to an increase in our employee benefit costs, cost of technical sub-contractors, travelling costs and cost of software packages for own use. The increase in employee benefit costs during the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was due to an increase in employees, excluding sales and support personnel, from 137,200 as of December 31, 2011 to 146,300 as of December 31, 2012 which was partially offset by lower accruals of performance-linked bonuses. Further, as of October 2012,  the offshore wages of our employees increased on an average by 6%,. The increase in cost of technical sub-contractors was due to increased engagement of technical sub-contractors to meet certain skill requirements in large projects. The increase in travelling costs during the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was due to an overall increase in business and increased spending for visas. The increase in the cost of software packages for own use during the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was to the result of an overall increase in the volume of our business.

Gross profit

The following table sets forth our gross profit for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Gross profit	$2,084	$2,146	$(62)	(2.9)%
As a percentage of revenues	38.2%	41.1%

The decrease in gross profit during the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was attributable to a 2.9% increase in cost of sales as a percentage of revenue.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Nine months ended
	December 31, 2012	December 31, 2011
Including trainees	68.5%	70.0%
Excluding trainees	72.4%	77.1%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Selling and marketing expenses	$277	$275	$2	0.7%
As a percentage of revenues	5.1%	5.3%

(Dollars in millions)
	Nine months ended		Change
	December 31, 2012	December 31, 2011
Employee benefit costs	$216	$213	$3
Travelling costs	25	27	(2)
Branding and marketing	19	19	–
Operating lease payments	5	4	1
Commission	5	4	1
Consultancy and professional charges	4	4	–
Communication Costs	3	3	–
Other expenses	–	1	(1)
Total	$277	$275	$2

The number of our sales and marketing personnel increased to 1,223 as of December 31, 2012 from 1,100 as of December 31, 2011.

Administrative expenses

The following table sets forth our administrative expenses for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Administrative expenses	$355	$386	$(31)	(8.0)%
As a percentage of revenues	6.5%	7.4%

(Dollars in millions)
	Nine months ended		Change
	December 31, 2012	December 31, 2011
Employee benefit costs	$106	$119	$(13)
Consultancy and professional charges	67	75	(8)
Office maintenance	44	45	(1)
Repairs and maintenance	12	14	(2)
Power and fuel	30	29	1
Communication costs	30	25	5
Travelling costs	21	25	(4)
Rates and taxes	11	9	2
Operating lease payments	8	7	1
Insurance charges	6	6	–
Postage and courier	2	2	–
Printing and stationery	2	2	–
Provisions for doubtful accounts receivable	5	14	(9)
Donations	2	5	(3)
Other expenses	9	9	–
Total	$355	$386	$(31)

The reduction in employee benefit cost during the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was due  to lower accruals of performance- linked bonuses which was partially offset by an increase in the number of administrative personnel from 6,814 as of December 31, 2011 to 8,156 as of December 31, 2012 and an increase in the offshore wages of our employees as of October 2012.

Operating profit

The following table sets forth our operating profit for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Operating profit	$1,452	$1,485	$(33)	(2.2)%
As a percentage of revenues	26.6%	28.4%

The decrease in operating profit as a percentage of revenues for the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was attributable to a 2.9% decrease in gross profit as a percentage of revenue, partially offset by a 0.2% decrease in selling and marketing expenses as a percentage of revenue and a 0.9% decrease in administrative expenses as a percentage of revenue.

Other income

The following table sets forth our other income for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Other income, net	$308	$266	$42	15.8%

Other income for the nine months ended December 31, 2012 includes interest income on deposits and certificates of deposit of $238 million, foreign exchange gain of $48 million on translation of other assets and liabilities, income from available-for-sale financial assets/investments of $32 million and miscellaneous income of $13 million, partially offset by a foreign exchange loss of $23 million on forward and options contracts. Other income for the nine months ended December 31, 2011 includes interest income on deposits and certificates of deposit of $258 million, a foreign exchange gain of $102 million on translation of other assets and liabilities offset by foreign exchange loss of $102 million on forward and options contracts, income from available-for-sale financial assets/investments of $5 million and other miscellaneous income of $3 million.

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the nine months ended December 31, 2012 and December 31, 2011 were denominated:

Currency	Percentage of Revenues
	Nine months ended
	December 31, 2012	December 31, 2011
U.S. dollar	71.3%	72.1%
United Kingdom Pound Sterling	6.4%	6.7%
Euro	8.2%	7.5%
Australian dollar	8.4%	7.4%
Others	5.7%	6.3%

The following table sets forth information on the foreign exchange rates in Indian rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the nine months ended December 31, 2012 and December 31, 2011:

	Nine months ended		Appreciation / (Depreciation) in percentage
	December 31, 2012()	December 31, 2011()
Average exchange rate during the period:
U.S. dollar	54.74	47.48	(15.3)%
United Kingdom Pound Sterling	87.24	76.14	(14.6)%
Euro	70.08	66.43	(5.5)%
Australian dollar	56.40	49.53	(13.9)%

	Nine months ended
	December 31, 2012 ()	December 31, 2011 ()
Exchange rate at the beginning of the period:
U.S. dollar	50.88	44.60
United Kingdom Pound Sterling	81.46	71.80
Euro	67.87	63.38
Australian dollar	52.91	46.11
Exchange rate at the end of the period:
U.S. dollar	55.00	53.11
United Kingdom Pound Sterling	88.92	82.00
Euro	72.51	68.67
Australian dollar	57.07	53.94
Appreciation / (Depreciation) of the Indian rupee against the relevant currency during the period (as a percentage):
U.S. dollar	(8.1)%	(19.1%)
United Kingdom Pound Sterling	(9.2)%	(14.2%)
Euro	(6.8)%	(8.3%)
Australian dollar	(7.8)%	(17.0%)

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for the nine months ended December 31, 2012 and December 31, 2011:

	Nine months ended		Appreciation / (Depreciation) in percentage
	December 31, 2012($)	December 31, 2011($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.59	1.60	0.6%
Euro	1.28	1.40	8.6%
Australian dollar	1.03	1.04	1.0%

	Nine months ended
	December 31, 2012 ($)	December 31, 2011 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.60	1.61
Euro	1.33	1.42
Australian dollar	1.04	1.03
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.62	1.54
Euro	1.32	1.29
Australian dollar	1.04	1.02
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	(1.3)%	4.3%
Euro	0.8%	9.2%
Australian dollar	0.0%	1.0%

For the nine months ended December 31, 2012, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.6%. The exchange rate between the Indian rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future.

We have recorded a loss of $23 million and $102 million for the nine months ended December 31, 2012 and December 31, 2011, respectively, on account of foreign exchange forward and option contracts, which are included in foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Income tax expense	$479	$498	$(19)	(3.8)%
Effective tax rate	27.2%	28.4%

The decrease in the effective tax rate to 27.2% for the nine months ended December 31, 2012 was attributable to an increase in revenue from SEZ units.

Net profit

The following table sets forth our net profit for the nine months ended December 31, 2012 and December 31, 2011:
(Dollars in millions)
	Nine months ended		Change	Percentage Change
	December 31, 2012	December 31, 2011
Net profit	$1,281	$1,253	$28	2.2%
As a percentage of revenues	23.5%	24.0%

The increase in net profit as a percentage of revenues for the nine months ended December 31, 2012 from the nine months ended December 31, 2011 was attributable to a decrease of 1.2% in our effective tax rate and a 15.8% increase in other income, partially offset by a 1.8% decrease in operating profit as a percentage of revenue.

Sensitivity analysis for significant Defined Benefit plans

In accordance with the Payment of Gratuity Act, 1972, we provide for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

The defined benefit obligations as of December 31, 2012 and March 31, 2012 are $119 million and $118 million respectively.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2012 and March 31, 2012 is set out below:

Particulars	As of
	December 31, 2012	March 31, 2012
Discount rate	8.1%	8.6%
Weighted average rate of increase in compensation levels	7.3%	7.3%

As of December 31, 2012, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately $8 million.

As of December 31, 2012, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately $7 million.

Liquidity and capital resources

As of December 31, 2012 and March 31, 2012, we had $4,977 million and $5,008 million in working capital, respectively. The working capital as of December 31, 2012, includes $2,740 million in cash and cash equivalents and $1,339 million in available-for-sale financial assets. The working capital as of March 31, 2012, includes $4,047 million in cash and cash equivalents, $6 million in available-for-sale financial assets and $68 million in investments in certificates of deposit. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $54 million and $52 million as of December 31, 2012 and March 31, 2012, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by us, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

In summary, our cash flows were:
(Dollars in millions)
	Nine months ended
	December 31, 2012	December 31, 2011
Net cash provided by operating activities	1,319	$1,272
Net cash provided by/(used) in investing activities	(1,747)	($237)
Net cash used in financing activities	(582)	($500)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes and changes in working capital.

Trade receivables increased by $158 million during the nine months ended December 31, 2012, compared to an increase of $291 million during the nine months ended December 31, 2011. Trade receivables as a percentage of last 12 months revenues were 17.5% and 16.7% as of December 31, 2012 and December 31, 2011, respectively. Day’s sales outstanding on the basis of last 12 months revenues were 64 days and 61 days as of December 31, 2012 and December 31, 2011, respectively. Prepayments and other assets increased by $37 million during the nine months ended December 31, 2012, compared to a decrease of $33 million during the nine months ended December 31, 2011. There was an increase in unbilled revenues of $49 million during the nine months ended December 31, 2012, compared to an increase of $70 million during the nine months ended December 31, 2011. Unbilled revenues represent revenues that are recognized but not yet invoiced. The increase in unbilled revenues is primarily due to efforts spent in certain large transformational projects for which the billing milestones have not yet crystallized. Other liabilities and provisions increased by $92 million during the nine months ended December 31, 2012 as compared to an increase of $136 million during the nine months ended December 31, 2011. Unearned revenues increased by $44 million during the nine months ended December 31, 2012, compared to an increase of $11 million during the nine months ended December 31, 2011. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts had not been expended. Revenues from fixed-price, fixed-timeframe contracts represented 39.9% and 39.2% of total services revenues for the nine months ended December 31, 2012 and December 31, 2011, respectively, whereas revenues from time-and-materials contracts represented 60.1% and 60.8% of total services revenues for the nine months ended December 31, 2012 and December 31, 2011, respectively.

We expect to contribute $6 million to our gratuity trusts during the remainder of fiscal 2013 (refer to note 2.11.1 under Item 1 of this Quarterly Report). We believe that our current working capital is sufficient to meet our gratuity obligations.

Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the nine months ended December 31, 2012 and December 31, 2011 was $267 million and $186 million, respectively for our software development centers. During the nine months ended December 31, 2012, we invested $3,168 million in available-for-sale financial assets and $12 million in government bonds and redeemed available-for-sale financial assets of $1,831 million and certificates of deposit of $67 million. During the nine months ended December 31, 2011, we invested $1,012 million in available-for-sale financial assets, $16 million in deposits with corporations, $55 million in certificates of deposit and redeemed available-for-sale financial assets of $1,015 million and redeemed $31 million of certificates of deposit. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. Of this contingent consideration, $3 million was outstanding as of December 31, 2012.

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd., a strategic sourcing and category management services provider based in Australia, for a cash consideration of $41 million.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $219 million, with up to $112 million of additional consideration payable to the selling shareholders of Lodestone who are continuously employed or otherwise engaged by us or our subsidiaries during the three year period following the date of the acquisition.

Previously, we provided various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $43 million and $33 million, were outstanding as of December 31, 2012 and March 31, 2012, respectively.

The timing of required repayments of employee loans and advances outstanding as of December 31, 2012 are as detailed below.
(Dollars in millions)
12 months ending December 31,	Repayment
2013	$40
2014	3
$43

Net cash used in financing activities for the nine months ended December 31, 2012 was $582 million, which was comprised of dividend payments (including dividend tax) of $567 million and repayment of borrowings of Lodestone of $16 million, partially offset by $1 million received towards issuance of common stock on exercise of employee stock options. Net cash used in financing activities for the nine months ended December 31, 2011 was $500 million, which was comprised primarily of dividend payments (including dividend tax) of $501 million, partially offset by $1 million received  from the  issuance of common stock upon exercise of employee stock options.

As of December 31, 2012, we had contractual commitments for capital expenditure of $282 million, as compared to $205 million as of March 31, 2012. These commitments include approximately $187 million in commitments for domestic purchases as of December 31, 2012, as compared to $164 million as of March 31, 2012, and $95 million in commitments for imports of hardware, supplies and services to support our operations generally as of December 31, 2012, as compared to $41 million as of March 31, 2012, respectively. We expect our outstanding contractual commitments as of December 31, 2012 to be significantly completed by March 2013.

OFF BALANCE SHEET ARRANGEMENTS

None.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

We have chosen alternative 1 provided by Item 305 of Regulation S-K to disclose quantitative information about market risk. All the required information under alternative 1 has been either included in components of market risk as given below or in note 2.7 under Item 1 of this Quarterly Report and such information has been incorporated herein by reference.

The following table provides the cross references to notes under Item 1 of this Quarterly Report, which contains disclosures required under alternative 1 of Item 305 of Regulation S-K.

Sl. No.	Requirements of Alternative 1 of Item 305	Cross reference to notes in the financial statements for instruments held for trading (Derivative financial instruments)	Cross reference to notes in the financial statements for instruments other than for trading purposes (All other financial instruments)
1.	Fair values of market risk sensitive instruments	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report.	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report.
2.	Contract terms to determine future cash flows, categorized by expected maturity terms
Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of December 31, 2012 and March 31, 2012.
We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

 Non Current Financial Assets:
 Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business. Consequently, the period of maturity could not be estimated. (Refer to Note 2.4, Prepayments and Other Assets, of Item 1 of this Quarterly Report). Hence we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 1 of this Quarterly Report, table containing the details regarding the contractual maturities of significant financial liabilities as of December 31, 2012 and March 31, 2012.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature between 1-12 months, we do not require further classification.
Refer to Section “Liquidity Risk” under Note 2.7 of Item 1 of this Quarterly Report, table containing the details regarding the contractual maturities of significant financial liabilities as of December 31, 2012 and March 31, 2012.

4.	Categorization of market risk sensitive instruments
We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 305(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report; table giving details in respect of outstanding foreign exchange forward and option contracts.

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 305(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report; table analyzing the foreign currency risk from financial instruments as of December 31, 2012 and March 31, 2012.

5.	Descriptions and assumptions to understand the above disclosures
All the tables given under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report have explanatory headings and the necessary details to understand the information contained in the tables.

All the tables given under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report have explanatory headings and the necessary details to understand the information contained in the tables.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our Audit Committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For the nine months ended December 31, 2012 and December 31, 2011, U.S. dollar denominated revenues represented 71.3% and 72.1% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 6.4% and 6.7% of total revenues, revenues denominated in the Euro represented 8.2% and 7.5% of total revenues while revenues denominated in the Australian dollar represented 8.4% and 7.4% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of December 31, 2012, we had outstanding forward contracts of $886 million, Euro 54 million, United Kingdom Pound Sterling 55 million and Australian dollar 55 million. As of March 31, 2012, we had outstanding forward contracts of $729 million, Euro 38 million, United Kingdom Pound Sterling 22 million and Australian dollar 23 million and option contracts of $50 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the Other Comprehensive Income. We are required to adopt IFRS 9 by accounting year commencing April 1, 2015. We are currently evaluating the requirements of IFRS 9, and have not yet determined the impact on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for determining of control in cases of ambiguity for instance in case of franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines nature of arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. A significant requirement of IFRS 12 is that an entity needs to disclose the significant judgment and assumptions it has made in determining:

a. Whether it has control, joint control or significant influence over another entity.

b. The type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

We will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. We are currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and have not yet determined the impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide a specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, not restricting to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013. We are currently evaluating the requirements of IFRS 13, and have not yet determined the impact on the consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1, Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax). The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1 2012, with early adoption permitted. We are required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. We have evaluated the requirements of IAS 1 (Amended) and we do not believe that the adoption of IAS 1 (Amended) will have a material effect on our consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted. IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires asset in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of such yields is recognized through other comprehensive income. These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plan and risks that entities are exposed to through participation in those plans. The amendments need to be adopted retrospectively. We are required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. We are currently evaluating the requirements of IAS 19 (Amended), and have not yet determined the impact on the consolidated financial statements.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates are made as and when we become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

a. Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid/recovered for uncertain tax positions.

c. Business combinations and Intangible assets

Our business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Revenue Recognition

We derive our revenues primarily from software development and related services and the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts or costs. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts or costs and a realistic estimate of efforts or costs to complete all phases of the project are compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three components: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered components. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the rateable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated statement of comprehensive income.

Income Tax

Our income tax expense comprises current and deferred income tax and is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. We offset current tax assets and current tax liabilities, where we have a legally enforceable right to set off the recognized amounts and where we intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously. We offset deferred tax assets and deferred tax liabilities wherever we have a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Transaction costs that we incur in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceed the cost of the business acquisition, we recognize a gain immediately in net profit in the statement of comprehensive income. Goodwill arising on the acquisition of a non-controlling interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date and is measured at cost less accumulated impairment losses.

Intangible assets are stated at cost less accumulated amortization and impairments. They are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

Item 4. Controls and Procedures

As of the end of the period covered by this Quarterly Report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Quarterly Report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

There has been no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the outcome of such discussions.

In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition.

In addition, we are subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Our management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on our results of operations or financial condition.

Item 1A. Risk factors

Risk Factors

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in certain years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:
  the size, timing and profitability of significant projects, including large outsourcing deals;
  changes in our pricing policies or the pricing policies of our competitors;
  economic fluctuations that affect the strength of the economy of the United States, Europe or any of the other markets in which we operate;
  foreign currency fluctuations and our hedging activities that are intended to address such fluctuations;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT professionals;
  the proportion of services that we perform at our development centers or at our client sites;
  utilization of billable employees;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  varying expenditures and lead times in connection with responding to, and submission of, proposals for large client engagements, including on account of changing due diligence requirements unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients reorganizing their operations, mergers or acquisitions involving our clients and changes in management;
  the inability of our clients and potential clients to forecast their business and IT needs, and the resulting impact on our business;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases resulting from our clients' efforts to comply with regulatory requirements;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis, compared with time and materials contracts; and
  unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.
A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:
  the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;
  changes in regulations and taxation in India or the other countries in which we conduct business;
  currency fluctuations, particularly if the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling, the Euro or the Australian dollar, since the majority of our revenues are in these currencies and a significant part of our costs are in Indian rupees; and
  other general economic and political factors, including the economic conditions in the United States, Europe or any other geographies in which we operate.
In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $18 million in costs for visas in the three months ended December 31, 2012, compared to $7 million in costs for visas in the three months ended March 31, 2012. Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the Indian rupee, the U.S. dollar and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, and increases in taxes or the expiration of tax benefits.

We have been incurring substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We may incur increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, if the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Further, in recent years, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that our profit margin may be further adversely affected as additional tax holidays and benefits expire in the future.

During the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011, there was volatility in the exchange rate of the Indian rupee against the U.S. dollar. The exchange rate for one dollar as published by FEDAI was 55.00 as of December 31, 2012 as against 50.88 as of March 31, 2012 and 44.60 as of March 31, 2011. Exchange rate fluctuations and our hedging activities have in the past adversely impacted, and may in the future adversely impact, our operating results.

Increased selling and marketing expenses and other operating expenses in the future, as well as fluctuations in foreign currency exchange rates, including, in particular, the appreciation of the Indian rupee against foreign currencies or the appreciation of the U.S. dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment, pricing pressure and decreased employee utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. For example, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment. We believe that the economic environment in the markets in which many of our clients operate remains unstable, and that the economic conditions in many countries remain challenging and may continue to be challenging in the near future. For instance, in many European countries, large government deficits together with a downgrading of government debt and credit ratings have escalated concerns about continuing weakness in the economies of such countries.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our revenue productivity, which we define as our revenue divided by billed person months. For instance, during the nine months ended December 31, 2012, our offshore revenue productivity, other than for business process management, decreased by 5.0% when compared to the nine months ended December 31, 2011.

Further, many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of up to 60 days or more. Such extended credit terms may result in reduced revenues in a given period as well as the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks. Reductions in IT spending, reductions in revenue productivity, increased credit risk and extended credit terms arising from or related to the global economic slowdown have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.
Moreover, in the past, reduced or delayed IT spending has also adversely impacted our utilization rates for technology professionals. For instance, during the nine months ended December 31, 2012, our utilization rate for technology professionals, including trainees, was approximately 68.5%, as compared to 70.0% during nine months ended December 31, 2011. This decrease in employee utilization rates adversely affected our profitability for fiscal 2012, and any decrease in employee utilization rates in the future, whether on account of reduced or delayed IT spending, may adversely impact our results of operations.

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfill client expectations relating to staffing, efficient offshoring of services, absorption of transition costs, deferment of billing and more stringent service levels. If we fail to meet a client's expectations in such consolidation projects, this would likely adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on this account may also adversely impact our revenues, gross profits, operating margins and results of operations.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or those industries, or any other impact on the growth of such industries, may affect our business.

In the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011, approximately 62.9%, 65.9% and 65.3% of our revenues were derived from projects in North America. In the same periods, approximately 22.5%, 21.9% and 21.5% of our revenues were derived from projects in Europe. The recent instability in the global economy, driven by slower growth in developed markets coupled with the European debt crisis, has had an impact on the growth of the IT industry and may continue to impact it in the future. This instability also impacts our business and results of operations, and may continue to do so in the future. The global economy, driven by slower growth in developed markets coupled with the European debt crisis, could have an impact on the growth of the IT industry. If the United States or European economy remains weak or unstable or weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011, we derived approximately 33.9%, 35.1% and 35.9% of our revenues from the financial services and insurance industry. The crisis in the financial and credit markets in the United States led to significant changes in the financial services industry, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Global economic uncertainty may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Any lingering instability or weakness in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011, we derived approximately 33.9%, 35.1% and 35.9% of our revenues from clients in the financial services and insurance industry, approximately 20.2%, 21.4% and 24.0% of our revenues from clients in the energy, utilities and telecommunications services industry and approximately 23.9%, 22.9% and 20.5% of our revenues from clients in the retail, logistics, consumer product group, life sciences and health care industry, which industries are especially vulnerable to a slowdown in the U.S. economy. Any weakness in the United States economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

Some of the industries in which our clients are concentrated, such as the financial services industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector have been subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee, although we transact a major portion of our business in several currencies, and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in fiscal 2011 and fiscal 2010. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of December 31, 2012, we had outstanding forward contracts of U.S. $886 million, Euro 54 million, United Kingdom Pound Sterling 55 million and Australian dollar 55 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. For instance, during fiscal 2009, we incurred significant losses as a result of exchange rate fluctuations that were not offset in full by our hedging strategy.

Additionally, our hedging activities have also contributed to increased losses in recent periods due to volatility in foreign currency markets. If foreign currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India recommended that India move to increased capital account convertibility over the next few years and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During the nine months ended December 31, 2012, we derived 28.7% of our revenues in currencies other than the U.S. dollar, including 6.4%, 8.2% and 8.4% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. During the nine months ended December 31, 2012, the U.S. dollar appreciated against a majority of the currencies in which we transact business, appreciating by 0.6%, 8.6% and 1.0% against the United Kingdom Pound Sterling, Euro and Australian dollar, respectively.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the U.S. dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert Indian rupee proceeds into U.S. dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

Our ability to execute projects, maintain our client relationships and obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects and expand our business will be impaired and our revenues could decline.

We believe that there is significant worldwide competition for skilled technology professionals. Additionally, technology companies, particularly in India, have recently increased their hiring efforts. Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies may affect our ability to hire an adequate number of skilled and experienced technology professionals and may have an adverse effect on our business, results of operations and financial condition.

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For example, our attrition rate for the twelve months ended December 31. 2012 was 15.1%, compared to our attrition rate for the twelve months ended December 31, 2011, which was 15.4%, without accounting for attrition in Infosys BPO or our other subsidiaries.
We may not be able to hire enough skilled and experienced technology professionals to replace employees who we are not able to retain. If we are unable to motivate and retain technology professionals, this could have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to attract and retain personnel. For instance, the central government or state governments in India may introduce legislation requiring employers to give preferential hiring treatment to underrepresented groups. The quality of our work force is critical to our business. If any such central government or state government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

In addition, the demands of changes in technology, evolving standards and changing client preferences may require us to redeploy and retrain our technology professionals. If we are unable to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences, this may adversely affect our ability to bid for and obtain new projects and may have a material adverse effect on our business, results of operations and financial condition.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2008 and December 31, 2012 our total employees grew from approximately 91,200 to 155,629. We added approximately 19,174, 17,000 and 8,900 new employees, net of attrition, in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:
  recruiting, training and retaining sufficient skilled technical, marketing and management personnel;
  adhering to and further improving our high quality and process execution standards;
  preserving our culture, values and entrepreneurial environment;
  successfully expanding the range of services offered to our clients;
  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and
  maintaining high levels of client satisfaction.
Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia, Latin America and other parts of Asia. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (Philips), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. During fiscal 2010, Infosys BPO acquired 100% of the voting interest in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2010, we established a wholly owned subsidiary, Infosys Technologia do Brasil, Ltda, in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States. In fiscal 2011, we formed Infosys Technologies (Shanghai) Company Limited. In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. On October 22, 2012, we completed the acquisition of Lodestone Holding AG, a global management consultancy firm.

The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these markets or regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services that we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients' operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of clients. In the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011, our largest client accounted for 3.9%, 4.3% and 4.7% of our total revenues, respectively, and our five largest clients together accounted for 15.4%, 15.5% and 15.4% of our total revenues respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increased political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of, and regulating the wages of, work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. For instance, the Governor of the State of Ohio issued an executive order that prohibits any cabinet agency, board or commission of the State of Ohio from expending public funds for services that are provided offshore. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

The credit crisis in the United States and elsewhere has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or another governmental entity acquires an equity position in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity investments by governmental entities in, or governmental financial aid to, our clients may involve restrictions on the ability of such clients to outsource offshore or otherwise restrict offshore IT vendors from utilizing the services of work visa holders at client locations. Any restriction on our ability to deploy our trained offshore resources at client locations may in turn require us to replace our existing offshore resources with local resources, or hire additional local resources, which local resources may only be available at higher wages. Any resulting increase in our compensation, hiring and training expenses could adversely impact our revenues and operating profitability.

In addition, the European Union (EU) member states have adopted the Acquired Rights Directive, while some European countries outside of the EU have enacted similar legislation. The Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in us being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client's location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of December 31, 2012, the majority of our technology professionals in the United States held either H-1B visas (approximately 10,305 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,793 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to stay in the United States only temporarily.

Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 85,000 annually. Of these visas, 20,000 are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his or her employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States or other jurisdictions where we conduct business may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in such countries.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. For instance, the United States government is considering the enactment of an Immigration Reform Bill, and the United Kingdom government has recently introduced an interim limit on the number of visas that may be granted. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. Recently there has been an increase in the number of rejections of visa applications. This may affect our ability to get timely visas and accordingly staff projects. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter; however, we cannot predict the final outcome of the discussions with the U.S. Attorney’s Office.

In addition, the DHS has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the DHS has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review are ongoing and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

In addition, in the event that any governmental authority undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations. This could potentially increase the rejection rates of our visa applications which would impact our onsite staffing.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our board of directors, or the Board, and the management team, including the continued efforts of our Co- Chairman, our Chief Executive Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council, which consists of certain executive and other officers. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. For instance, significant changes to our Board and senior management became effective in August 2011, including the appointment of a new Chief Executive Officer and a new Chairman of our Board. On November 1, 2012, Mr. Rajiv Bansal replaced Mr.V.Balakrishnan as our Chief Financial Officer. We cannot assure you that the departure of directors and the transition of management personnel will not cause disruption to our operations or customer relationships, or materially impact our results of operations.

Competition for senior management in our industry is intense, and we may not be able to retain senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011, revenues from fixed-price, fixed-timeframe projects accounted for 39.9%, 39.3% and 40.3% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients who were not previously offered such terms in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days notice and without any termination-related penalties. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:
  financial difficulties for a client;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions;
  a change in outsourcing strategy by moving more work to the client's in-house technology departments or to our competitors;
  the replacement by our clients of existing software with packaged software supported by licensors;
  mergers and acquisitions;
  consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise; and
  sudden ramp-downs in projects due to an uncertain economic environment.
Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services performed under the balance of the contract, which could have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

Our increasing work with governmental agencies may expose us to additional risks.

Currently, the vast majority of our clients are privately or publicly owned. However, we are increasingly bidding for work with governments and governmental agencies, both within and outside the United States. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:
  Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding;
  Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;
  Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;
  Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and
  Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption and anti-bribery regulations prescribed under the U.S. Foreign Corrupt Practices Act (FCPA), and the Bribery Act 2010 (U.K.), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA, the Bribery Act 2010 and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. Some of our solutions, including the Software as a Service, or SaaS, solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The advent of new technologies like cloud computing, and new initiatives such as enterprise mobility and environment sustainability and the pace of adoption of new technologies and initiatives by clients could have potential impact on our growth. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India or SEBI rules and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor's independent assessment of the internal control over financial reporting.

In connection with the Annual Report on Form 20-F for March 31, 2012, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2012, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

Further, since 2009 and continuing into 2012, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the credit and financial crisis in the United States in 2008 through 2009. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the future.

It is also possible that laws in India may be made more stringent with respect to standards of accounting, auditing, public disclosure and corporate governance. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 69 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we generally attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Recently, many of our clients have been seeking more favorable terms from us in our contracts, particularly in connection with clauses related to the limitation of our liability for damages resulting from unsatisfactory performance of services. The inclusion of such terms in our client contracts, particularly where they relate to our attempt to limit our contractual liability for damages, may increase our exposure to liability in the case of our failure to perform services in a manner required under the relevant contracts. Further, any damages resulting from such failure, particularly where we are unable to recover such damages in full from our insurers, may adversely impact our business, revenues and operating margins.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of December 31, 2012, we had contractual commitments of approximately $282 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011, we earned 4.0%, 4.6% and 4.9% of our total revenue from the licensing of software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products which we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during fiscal 2010, Infosys BPO completed the acquisition of McCamish. In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. On October 22, 2012, we acquired Lodestone Holding AG, a global management consultancy firm.

It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us, or at all. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and growth prospects.

Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:
  issue equity securities which would dilute current shareholders' percentage ownership;
  incur substantial debt;
  incur significant acquisition-related expenses;
  assume contingent liabilities; or
  expend significant cash.
These financing activities or expenditures could harm our business, operating results and financial condition or the price of our common stock. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, if at all, to complete acquisitions.

Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

Further, if we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made and may in the future make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

We may be the subject of litigation which, if adversely determined, could harm our business and operating results.

We are, and may in the future be, subject to legal claims arising in the normal course of business. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or could prevent us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant costs. A settlement or an unfavorable outcome on any litigation matter could have a material adverse effect on our business, operating results, financial position or cash flows.

The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and manmade disasters.

Some of the regions that we operate in are prone to earthquakes, floods, tsunamis and other natural and manmade disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. For instance, as a result of the natural disasters in Japan in March 2011, and the resulting fallout of nuclear radiation from damaged nuclear power plants, we were required to temporarily relocate some of the employees from our offices in Japan to India. In addition, if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption, which may materially impair our ability to provide services to our customers and may limit their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

We have benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and we continue to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005.

As per the original provisions of the Indian Income Tax Act, the STP tax holiday was available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, had extended the tax holiday for STP units until March 31, 2011. During the fiscal 2011, one of our STP units was under tax holiday. Since the Finance Act, 2011 has not extended the tax holiday for STP units beyond March 31, 2011, the tax benefits for the units have expired. All of our STP units are now taxable.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005, will be eligible for a deduction of 100 percent of profits or gains derived from the export of software or services for the first five years from commencement of provision of software or services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a portion of our pre-tax income has not been subject to tax in recent years. These tax incentives resulted in a decrease of $148 million, $202 million and $173 million in our income tax expense for the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the nine months ended December 31, 2012, fiscal 2012 and fiscal 2011 is $0.26, $0.35 and $0.30, respectively.

Some of our Indian software development centers located in Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum, Jaipur and Bangalore currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

In August 2010, the Direct Taxes Code Bill, 2010 was introduced in the Indian Parliament. The Direct Taxes Code Bill, if enacted, is intended to replace the Indian Income Tax Act. The Direct Taxes Code Bill proposes that while profit-linked tax benefits for existing units in SEZs will continue for the unexpired portions of the applicable tax holiday period, such tax benefits will not be available to new units in SEZs that were notified after March 31, 2012 and will become operational after March 31, 2014.

Further, the Finance Act, 2007, had included income eligible for deductions under Section 10A of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. Effective April 1, 2011, the Finance Act, 2011 extended MAT to SEZ operating as well as SEZ developer units. Income in respect of which a deduction may be claimed under section 10AA or section 80IAB of the Indian Income Tax Act therefore has to be included in book profits for computing MAT liability. The Finance Act, 2011 increased the effective rate of MAT for domestic companies from 19.93% to 20.01% (inclusive of a surcharge and education cess) of book profits. With our growth of business in SEZ units, we may have to compute our tax liability under MAT in future years.

The Income Tax Act provides that the MAT paid by us can be adjusted against our regular tax liability over the next ten years. Although MAT paid by us can be set off against our future tax liability, due to the introduction of MAT, our net income and cash flows for intervening periods could be adversely affected.

The Direct Taxes Code Bill also proposes the rate of MAT to be 20% (including surcharges) on the book profits of domestic companies, and the amounts paid towards MAT are expected to be adjusted against regular tax liability over a fifteen year period.

The expiration, modification or termination of any of our tax benefits or holidays, including on account of non-availability of the SEZ tax holiday scheme pursuant to the enactment of the Direct Taxes Code Bill, would likely increase our effective tax rates significantly. Any increase in our effective tax liability in India could have a material and adverse effect on our net income.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the Finance Act, 2012, the Government of India has proposed to levy service tax based on a negative list of services. Consequently, all services are likely to become taxable, except notified exempted services. Further, the rate of service tax has been increased from 10% to 12%. This would increase the cost of input services. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from operating our business.

Additionally, the Finance Act 2012 has also proposed the General Anti Avoidance Rules (GAAR). Pursuant to GAAR, an arrangement in which the main purpose or one of the main purposes is to obtain a tax benefit and which also satisfies at least one of the four tests below, may be declared an 'impermissible avoidance arrangement':

(a) The arrangement creates rights and obligations, which are not normally created between parties dealing at arm’s length.
(b) It results in misuse or abuse of provisions of tax laws.
(c) It lacks commercial substance or is deemed to lack commercial substance.
(d) It is carried out in a manner, which is normally not employed for a bona fide purpose.

The procedural and administrative mechanism for the implementation of GAAR is still being finalized. If any of our transactions are found to be 'impermissible avoidance arrangements' under GAAR, our business may be adversely affected.

The GAAR was originally proposed to become effective on April 1, 2013. Based on the recommendation of a panel which was formed to study proposed GAAR provisions, the GAAR provisions are now proposed to be effective April 1, 2016 onwards.

The Finance Act, 2012 has also made certain retrospective amendments effective June 1, 1976, such as broadening the term 'royalty'. Any retrospective tax amendments may adversely affect us.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. In India, the Finance Act, 2012 introduced applicability of transfer pricing regulations to transactions between related resident parties also as against the earlier regime of only international transactions being subjected to transfer pricing regulations. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local and municipal tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although, currently, a vast majority of our workforce consists of Indian nationals, we expect to increase hiring in other jurisdictions, including the United States and Europe. Any such recruitment of foreign nationals is likely to be at wages higher than those prevailing in India and may increase our operating costs and adversely impact our profitability.

Further, in certain jurisdictions in which we operate, legislation has been adopted that requires our non-resident alien employees working in such jurisdictions to earn the same wages as similarly situated residents or citizens of such jurisdiction. In jurisdictions where this is required, the compensation expenses for our non-resident alien employees would adversely impact our results of operations. For example, recently, the minimum wages for certain work permit holders in the United Kingdom have been increased, thereby increasing the cost of conducting business in that jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the company and their performance. Typically, we undertake an annual compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition. In certain years, we may not give wage increases due to adverse market conditions while our competitors may still give wage increases. This may result in higher attrition rates and may impact our ability to hire the best talent.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 and July 13, 2011 in Mumbai and other acts of violence or war, such as the continuing conflict in Afghanistan, have the potential to directly impact our clients or us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, in recent months, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Some of our software development centers located at Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune, Trivandrum and Jaipur currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in 16 countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In fiscal 2005, we formed Infosys Consulting to focus on consulting services in the United States. In fiscal 2008, we established a wholly owned subsidiary, Infosys Mexico, in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. Also, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. During fiscal 2010, Infosys BPO acquired 100% of the voting interest in McCamish, a business process solutions provider based in Atlanta, Georgia, in the United States. In fiscal 2010, we established a wholly owned subsidiary, Infosys Tecnologia do Brasil Ltda in Brazil to provide information technology services in Latin America. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States and in fiscal 2011, we formed Infosys Shanghai. In fiscal 2012, Infosys BPO completed the acquisition of Portland Group Pty Ltd., a leading provider of strategic sourcing and category management services based in Australia. On October 22, 2012, Infosys Limited completed the acquisition of Lodestone Holding AG, a global management consultancy firm.

We also have a very large workforce spread across our various offices worldwide. As of December 31, 2012, we employed approximately 155,629 employees worldwide, and approximately 34,784 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. For instance, some of the regions in which we operate, including North Africa, have experienced political instability in recent times, which required us to temporarily redeploy some of our personnel and property from those regions. Political instability in the regions in which we operate could have a material adverse effect on revenues and profitability.

Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. Any of these events could adversely affect our revenues and operating profitability.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to the execution of such a judgment.

Holders of ADSs are subject to the Securities and Exchange Board of India’s Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.

The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) is applicable to a publicly-listed Indian company. Therefore, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our company, such as those represented by our ADSs.

Upon the acquisition of shares or voting rights in a publicly-listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, has to disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose if there has been a sale or acquisition of shares representing 2% or more of the shares or voting rights of the company and the acquirer’s revised shareholding to the company and to the stock exchanges in which the shares of the company are listed within two working days of such acquisition or sale or receipt of intimation of allotment of such shares.

The Takeover Code may impose conditions that discourage a potential acquirer, which could prevent an acquisition of our company in a transaction that could be beneficial for our equity holders.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive and time consuming and may divert our management's attention and resources from operating our company. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or our customers. Our business partners may have similar claims asserted against them. A number of third parties, including companies with greater resources than Infosys, have asserted patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issuance of ADRs/GDRs.

It is possible that any required approval from the Reserve Bank of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company does not require the approval from relevant government authorities in India, including the Reserve Bank of India. However, in a number of industrial sectors, there are restrictions on foreign investment in Indian companies. Changes to the policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issuance of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

In the past several years, a significant number of our ADSs have been converted into equity shares in India as the premium on ADSs compared to equity shares has significantly narrowed. If a substantial amount of our ADSs are converted into underlying equity shares in India, it could affect the liquidity of such ADSs on the NYSE and could impact the price of our ADSs.

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.

Media coverage and public scrutiny of our business practices, policies and actions has increased dramatically over the past several years, particularly through the use of Internet forums and blogs. Any negative media coverage in relation to our business, regardless of the factual basis for the assertions being made, may adversely impact our reputation. Responding to allegations made in the media may be time consuming and could divert the time and attention of our senior management from our business. Any unfavorable publicity may also adversely impact investor confidence and result in sales of our equity shares and ADSs, which may lead to a decline in the share price of our equity shares and our ADSs.

Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shareholders voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder's ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None

Item 6. Exhibits

The Exhibit Index attached hereto is incorporated by reference to this Item.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ S. D. Shibulal

Date: January 25, 2013	S.D. Shibulal Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.1	Independent Auditors' Report on Review of Unaudited Consolidated Interim Financial Statements.